Form 10-K, Exhibit 13
period 1997-01-31
EAGLE HARDWARE & GARDEN INC/WA/
filed 1997-04-07
CIK 883683

                        Five Year Summary of Selected Financial Data



                        -----------------------------------------------------------------------------------------------------------
                                                                       53 weeks     52 weeks    52 weeks     52 weeks    52 weeks
                        In thousands, except store                      Jan. 31      Jan. 26     Jan. 27      Jan. 28     Jan. 29
                        weeks and per share data                           1997         1996        1995         1994        1993

                        Store weeks in period1                            1,301        1,135         850          492         266

                        Net sales                                      $760,963     $615,674    $518,755     $322,938    $147,281
Results of Operations   Cost of sales                                   549,383      449,865     379,473      228,998     105,057
                        ---------------------------------------------------------------------------------------------------------

Data                        Gross margin                                211,580      165,809     139,282       93,940      42,224
                        Operating expenses                              172,746      140,279     117,159       72,686      34,337
                        Preopening expenses                               1,880        2,934       4,539        5,225       1,548
                        Loss on sale of Canadian subsidiary                   0            0      12,715            0           0
                      --------------------------------------------------------------------------------------------------------------

                            Operating income                             36,954       22,596       4,869       16,029       6,339
                        Other income (expense):
                        Net interest income (expense)                    (6,656)      (7,398)     (4,652)         470         (59)
                        Other income                                      2,471        1,860         309          264          80
                        -----------------------------------------------------------------------------------------------------------

                            Income before tax                            32,769       17,058         526       16,763       6,360

                        Income taxes                                     11,032        5,723       6,810        6,004       2,200
                        -----------------------------------------------------------------------------------------------------------

                            Net income (loss)                          $ 21,737     $ 11,335    $ (6,284)    $ 10,759    $  4,160

                        Net income (loss) per share, primary           $   0.85     $   0.49    $  (0.28)    $   0.50    $   0.26
                        Net income per share, fully diluted            $    .84            -           -            -           -
                        Weighted average common and
                            common equivalent shares
                            for primary computation                      25,506       23,125      22,812       21,681      15,704
                        -----------------------------------------------------------------------------------------------------------
                        In thousands

Balance                 Working capital                                $143,351     $ 55,391    $ 79,031     $ 56,160    $ 22,239
Sheet                   Total assets                                   $519,385     $366,567    $321,865     $211,860    $102,635
Data                    Note payable to bank                           $      0     $ 34,500    $  6,000     $  9,500    $  5,700
                        Long-term debt                                 $108,416     $101,542    $103,807     $  4,915    $    138

                        Shareholders' equity                           $304,843     $155,601    $143,849     $149,309    $ 71,724
                        -----------------------------------------------------------------------------------------------------------


Selected                Number of stores open at end of period               27           24          19           13           7
Operating               Selling square footage at end of
Data                        period (in thousands)2                        3,348        2,861       2,248        1,520         801
                        Average weekly net sales per store
                            (in thousands)                             $    585     $    542    $    610     $    656    $    554
                        Average daily transactions per store              2,171        2,065       2,287        2,352       2,068
                        Average net sale per transaction               $  38.88     $  37.92    $  38.44     $  40.21    $  38.69
                        Annual sales per square foot2                  $    248     $    237    $    268     $    292    $    252
                        -----------------------------------------------------------------------------------------------------------

                        In thousands, except ratios
Other                   Ratio of earnings to fixed charges3                2.31x        1.67x       0.96x        2.82x       2.71x
Data                    EBITDA4                                        $ 52,014     $ 33,749    $ 12,557     $ 20,199    $  8,061
                        Interest expense5                              $  7,747     $  7,421    $  5,262     $     90    $    195
                        Capital expenditures                           $ 88,846     $ 45,934    $100,837     $ 58,250    $ 36,265
                        -----------------------------------------------------------------------------------------------------------


                         1 "Store weeks in period" represents the aggregate number of full weeks in which stores were open during the reporting period.

                         2 The calculation of selling square footage was adjusted in fiscal 1995 to exclude exterior lawn and garden (including covered greenhouses). Annual sales per square foot was adjusted accordingly.

                         3 For purposes of computing the ratio of earnings to fixed charges, earnings include earnings (loss) before income taxes, amortization of debt expense and interest expense, including that portion of rental expense which management deems attributable to interest costs. Fixed charges consist of interest expense, including that portion of rental expense which management deems attributable to interest costs, and interest capitalized during the period. In fiscal 1994, earnings were net of a $12,715,000 pretax loss on the sale of the Company's Canadian subsidiary. Excluding this loss, the fiscal 1994 ratio of earnings to fixed charges would have been 1.63x.

                         4 EBITDA is defined as net income before interest expense, income taxes, depreciation and amortization.

                         5 After interest capitalization. See Note (4) of Notes to Consolidated Financial Statements.


                         Management's Discussion and Analysis
                         of Results of Operations and Financial Condition

General Eagle Hardware & Garden (the "Company" or "Eagle Hardware") was incorporated in November 1989 and opened its first home improvement center in Spokane, Washington in November 1990. The Company currently operates 30 stores in the western United States, including 17 stores in the state of Washington. The Company's merchandising strategy is to provide its target do-it-yourself customers as well as professional contractors with a broad selection of home improvement items. The Company focuses on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers. The Company's product categories include plumbing, garden, lumber, tools, electrical, hardware, paint and decor.

                            A significant element of the Company's overall
                         expansion strategy is to provide more convenient access to its stores, expand its total market share and achieve economies of scale by clustering stores in metropolitan markets. In general, the opening of additional stores by the Company in existing markets results in sales cannibalization. Consistent with this strategy, in fiscal 1997, the Company has opened two additional stores in the Seattle metropolitan market and plans to open two additional stores in the Denver metropolitan market.
                            The Company's same store sales increases (decreases)
                         over the prior year were (2%), (7%) and 11% in fiscal years 1994, 1995 and 1996, respectively. New store openings by the Company in existing markets and significant same store sales increases in 1996, combined with other factors such as competition and economic trends in the Company's markets, may result in future same store sales increases lower than those experienced in fiscal 1996. Moreover, there can be no assurance that same store sales for any particular period will not decrease in the future.
                            Quarterly results of operations may fluctuate
                         materially depending on a number of factors, including seasonality and the timing of new store openings and related preopening expenses. The Company expects that its business will exhibit some measure of seasonality, which the Company believes is typical of the retail home center industry. The Company expects that its gross margin percentage will generally be lower in the second and third quarters of each fiscal year, when sales of lower margin products are proportionately greater. The Company also expects that, in general, individual stores will experience lower net sales and operating income and that cash flow from operations will be lower in the fourth quarter of the fiscal year than in any of the other quarters, due primarily to the effect of winter weather on home improvement projects and the lack of significant sales of lawn and garden items during the period.

Results of               The following table sets forth the Company's results of
Operations               operations for the fiscal years ended January 27, 1995,
                         January 26, 1996, and January 31, 1997, and for each of the quarters in the fiscal year ended January 31, 1997, expressed as percentages of net sales. Percentage amounts may not accumulate to 100% as a result of rounding. Fiscal 1996 was a 53-week year. The first three quarters of fiscal 1996 were 13-week quarters and the fourth quarter of fiscal 1996 was a 14-week quarter.



     -------------------------------------------------------------------------------------------------------------------------------
                                               52 Weeks    52 Weeks                                                       53 Weeks
                                                  Ended       Ended                1996 Fiscal Quarters Ended                Ended
                                                 Jan. 27     Jan. 26     Apr. 26      Jul. 26     Oct. 25      Jan. 31     Jan. 31
                                                  1995         1996        1996         1996        1996         1997        1997
       Net sales                                  100.0%       100.0%      100.0%       100.0%      100.0%       100.0%      100.0%

     Cost of sales                                 73.2        73.1         71.9        72.1         72.5        72.2         72.2
------------------------------------------------------------------------------------------------------------------------------------

        Gross margin                               26.8        26.9         28.1        27.9         27.5        27.8         27.8

     Operating expenses                            22.6        22.8         23.8        20.8         22.3        24.3         22.7

     Preopening expenses                            0.9         0.5          0.0         0.0          0.3         0.7          0.2

     Loss on sale of Canadian subsidiary            2.5         0.0          0.0         0.0          0.0         0.0          0.0
------------------------------------------------------------------------------------------------------------------------------------

        Operating income                            0.9         3.7          4.3         7.1          4.9         2.8          4.9

     Other income (expense)

     Net interest (expense)                        (0.9)       (1.2)        (1.5)       (1.0)        (0.7)       (0.3)        (0.9)

     Other income                                   0.1         0.3          0.1         0.0          1.1         0.0          0.3
------------------------------------------------------------------------------------------------------------------------------------

        Income before income tax                    0.1         2.8          2.9         6.1          5.3         2.5          4.3

     Income taxes                                   1.3         0.9          1.1         2.2          1.5         0.9          1.4
------------------------------------------------------------------------------------------------------------------------------------

        Net income (loss)                          (1.2)%       1.8%         1.8%        3.9%         3.8%        1.6%         2.9%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



Fiscal 1996 vs      Net Income
Fiscal 1995         Net income for fiscal 1996 increased 92% to $21,737,000, or
                    $0.84 per share, fully diluted, from $11,335,000, or $0.49 per share, in fiscal 1995.  This increase was due to the
                    factors discussed below.  The Company's 6.25% convertible
                    subordinated debentures were dilutive during fiscal 1996.
                    Had the debentures not been dilutive, net income per share for fiscal 1996 would have been $0.85 (primary earnings per share).
                       Weighted average common and common equivalent shares
                    outstanding for use in the primary earnings per share
                    calculation increased 10% from 23,125,000 as of January 26,
                    1996 to 25,506,000 as of January 31, 1997.   This increase
                    was primarily attributable to the issuance of an additional
                    5,750,000 shares of Common Stock in the Company's September
                    1996 public stock offering.

                    Net Sales
                    Net sales during fiscal 1996 increased by 24% over fiscal 1995. The 24% increase in net sales over fiscal 1995 was due primarily to two factors. First, there were 1,301 store weeks of operations during the year versus 1,135 store weeks during the prior year. Second, same store sales for the year (for stores open one year or more) increased 11% primarily as a result of an 8% increase in customer transactions. The increase in customer transactions was due to several factors, including strong existing home sales, favorable economic conditions in most of the Company's markets and the declining performance and subsequent liquidation of a primary competitor, Ernst Home Center, Inc.

                    Gross Margin
                    The Company's fiscal 1996 gross margin increased 28% over the prior year. As a percentage of net sales, gross margin was 27.8% during fiscal 1996 compared to 26.9% in the prior year. The improvement in gross margin as a percentage of sales was due to a combination of factors, including volume-related buying efficiencies, a reduction in realized inventory shrinkage (attributed primarily to continuing loss prevention programs) and less promotional pricing by competitors.

                    Operating Expenses
                    Operating expenses as a percentage of net sales decreased from 22.8% in fiscal 1995 to 22.7% in fiscal 1996. This slight reduction was primarily due to the additional leverage attributable to the 11% increase in same store sales. Operating expense leverage in fiscal 1996 would have been greater had it not been for the Company's decision to increase staffing on the sales floor to support increased levels of customer traffic and to further its commitment to providing a high level of customer service.

                    Preopening Expenses
                    Preopening expenses were 0.2% of net sales during fiscal 1996, when the Company opened three stores, compared to 0.5% of net sales during fiscal 1995, when the Company opened five stores. Average preopening expense per store increased 7% from $587,000 in fiscal 1995 to $627,000 in fiscal 1996. Preopening expenses vary directly with the number of stores opened during a particular period and the location of the stores. Such costs are normally expensed in the period when the related store opens.

                    Operating Income
                    For the reasons explained above, operating income increased 64% compared to the prior year. Expressed as a percentage of net sales, operating income increased from 3.7% during fiscal 1995 to 4.9% during fiscal 1996.

                    Net Interest Expense
                    Net interest expense during fiscal 1996 was $6,656,000, compared to net interest expense of $7,398,000 during fiscal 1995. This decrease was due primarily to the use of proceeds from the Company's September 1996 public stock offering for repayment of bank borrowings and for investment. Interest on the Company's convertible subordinated debentures, which represents the primary source of interest expense, was comparable between the current and prior year. During both years, interest incurred was partially offset by interest capitalized on construction projects.

                    Other Income
                    Other income during fiscal 1996 was $2,471,000, compared to $1,860,000 during fiscal 1995. Other income in fiscal 1996 consisted primarily of a $2,108,000 capital gain on the sale of surplus property in Lynnwood, Washington.

                    Income Taxes
                    The Company's effective tax rate for fiscal 1996 was 33.7%, compared to 33.6% for fiscal 1995. The 1996 effective tax rate was lower than the combined federal and state statutory tax rates that the Company expects to pay under normal circumstances for two reasons. First, the Company utilized a portion of its capital loss carryforward, incurred in the fourth quarter of fiscal 1994, to offset capital gains of $2,296,000. Second, a portion of the Company's net proceeds from the public stock offering was invested in tax-exempt securities. For 1995, refer to the reconciliation between the U.S. statutory income tax rate and the effective tax rate in Note 5 of Notes to Consolidated Financial Statements.

Fiscal 1995 vs      Net Income (Loss)
Fiscal 1994         During fiscal 1995, the Company recorded net income of
                    $11,335,000, or $0.49 per share. This compares to a net loss of $6,284,000, or $0.28 per share, during fiscal 1994, attributable to a significant loss recorded on the sale of the Company's Canadian subsidiary. There were 23,125,000 weighted average common and common equivalent shares outstanding during fiscal 1995 compared to 22,812,000 common and common equivalent shares during fiscal 1994.

                    Net Sales
                    Net sales during fiscal 1995 increased by 19% over fiscal 1994 due primarily to having 1,135 store weeks of operations during the year versus 850 store weeks during the prior year. Same store sales for the year (for stores open one year or more) decreased 7% as a result of a 4% decline in the average net sale per transaction (from $39.62 to $37.86) for comparable stores and a 2% decline in the number of sales transactions.
                       The decrease of 7% in same store sales during fiscal 1995
                    followed a decrease of 2% during the prior year. The additional decline in same store sales was primarily attributable to planned sales cannibalization by new Eagle Hardware stores, increased competition in the Puget Sound market, normal store maturation and slow economic growth in many of the Company's markets during fiscal 1995.

                    Gross Margin
                    The Company's gross margin increased 19% over the prior year. As a percentage of net sales, gross margin was 26.9% during fiscal 1995 versus 26.8% in the prior year. The slight improvement in gross margin percentage versus the prior year was due primarily to the beneficial effect of selling the Company's lower margin Canadian subsidiary in 1994, offset in part by an increase in the number of stores operating in more competitive markets.

                    Operating Expenses
                    Operating expenses as a percentage of net sales increased from 22.6% in fiscal 1994 to 22.8% in fiscal 1995. The primary factor in this slight reduction in operating expense leverage was an 11% decline in sales per store week, from $610,000 in fiscal 1994 to $542,000 in fiscal 1995, related to the previously described decline in same store sales and to the increase in the number of lower volume stores included in the 24-store base. As of January 26, 1996, 50% of the Company's stores had been in operation for less than 24 months.

                    Preopening Expenses
                    Preopening expenses were 0.5% of net sales during fiscal 1995, when the Company opened five stores. The Company opened eight stores and incurred preopening expenses of 0.9% of net sales during fiscal 1994. Preopening expenses vary directly with the number of stores opened during a particular period and the location of the stores. Such costs are normally expensed in the period when the related store opens.

                    Operating Income
                    For the reasons explained above, income from operations increased 364% compared to the prior year. Excluding the loss on the sale of the Canadian subsidiary from the 1994 amounts, income from operations increased 29%. Expressed as a percentage of net sales, income from operations increased from 0.9% (3.4% excluding the loss on the sale of the Canadian subsidiary) during fiscal 1994 to 3.7% during fiscal 1995.

                    Net Interest Expense
                    Net interest expense during fiscal 1995 was $7,398,000, compared to net interest expense of $4,652,000 during fiscal 1994. This increase was due primarily to interest on the Company's $86,250,000 convertible debentures issued in March 1994, other long-term borrowings made during 1994 and 1995 and higher average borrowings on the Company's bank line of credit at higher rates of interest. In the prior year, the debentures were outstanding for approximately 46 weeks and interest incurred was partially offset by interest earned through temporary investment of the offering proceeds. During both years, interest incurred was partially offset by interest capitalized on construction projects.

                    Other Income
                    Other income during fiscal 1995 was $1,860,000, compared to $309,000 during fiscal 1994. Other income in fiscal 1995 consisted primarily of $1,125,000 related to the settlement of securities litigation and $818,000 in capital gains recognized on the sale of surplus property in Utah.

                    Income Taxes
                    The Company's effective tax rate for fiscal 1995 was 33.6%. The 1995 effective tax rate was lower than the combined federal and state statutory tax rates due primarily to the utilization of a portion of the Company's capital loss carryforward incurred in the fourth quarter of fiscal 1994. The capital loss carryforward was used to offset capital gains realized on the sale of surplus property in Utah and the recovery of a previously reserved receivable relating to the sale of property in Canada. For 1994, refer to the reconciliation between the U.S. statutory income tax rate and the effective tax rate in Note 5 of Notes to Consolidated Financial Statements.

Liquidity and       Historically, the Company's principal sources of funds to
Capital             finance its expansion plans, working capital, interest and
Resources           debt service requirements have been cash flow from
                    operations, bank credit lines, mortgages on owned stores and equity and debt offerings.  The Company used cash of $45.9 million and $88.8 million during fiscal 1995 and fiscal
                    1996, respectively, to fund its capital expenditure program.
                    Fiscal 1996 expenditures related primarily to the three
                    stores opened in fiscal 1996, three stores opened in early fiscal 1997 and the acquisition of sites for future store
                    openings.
                       During fiscal 1996, operating activities provided $30.0
                    million to fund the Company's continued expansion.  Net
                    income adjusted for noncash items provided $33.2 million
                    which was used in part to finance an increase of $31.2
                    million in inventory levels during the period.  Additional cash was provided by a $23.0 million increase in accounts
                    payable and outstanding checks under the Company's
                    integrated cash management program and a $7.0 million net
                    increase in accrued liabilities and income taxes payable.
                       The primary financing activity used to support the
                    Company's continued expansion in fiscal 1996 was the  $125 million public stock offering completed in September 1996.
                    Part of the proceeds from the offering were used to pay off all outstanding borrowings on the Company's bank line of credit and the balance is being used to finance the Company's ongoing expansion. Additional financing was provided during the year by a $9.0 million mortgage note payable executed in the second quarter.
                       The Company has available a $75 million unsecured
                    revolving working capital line of credit provided by a group of banks, including U.S. Bank of Washington, N.A. ("USBW") as the agent bank. The line expires November 30, 1997.
                    Borrowings under this line incur interest at USBW's prime rate or, at the Company's option, at a daily bid rate or the Inter-Bank Offered Rate ("IBOR") plus a factor based on the Company's capital ratio and/or senior debt ratings. This factor can range from 0.55% to 2.00%. If the sum of borrowings and outstanding letters of credit exceeds $50 million, an additional 0.25% is added to the IBOR rate. The line imposes certain requirements on the Company in terms of working capital, current ratio, capital ratio, tangible net worth, debt service coverage ratio and fixed charge coverage ratio. The line also restricts payment of dividends and includes a provision that limits annual capital expenditures. There were no borrowings outstanding on the line as of January 31, 1997.
                       The Company currently owns 14 of its 30 stores in
                    operation. As of February 28, 1997, the Company was obligated in the amount of approximately $21 million on mortgages for three of its owned stores and had signed commitment letters for two additional mortgages totalling
                    $20 million. The mortgage notes require monthly payments of principal and interest. The other nine owned stores are available for financing through either fixed-term capital asset loans and/or sale-leaseback transactions.
                       In addition to the mortgage notes, the Company's primary
                    long-term commitments are its store operating leases and $86.1 million in 6.25% convertible subordinated debentures.
                    The debentures, which mature in March 2001, require semi-annual interest payments.

Future Cash Flow    The Company's future cash requirements and cash flow
Plans and           expectations are closely related to its expansion plans.
Expectations        The Company currently plans to open five or six stores
                    during fiscal 1997 (including three stores already opened) and four to six stores in fiscal 1998. Four or five of the stores currently scheduled to open during fiscal 1997 will be owned by the Company. In light of current economic conditions and other strategic factors, the Company has increasingly elected to purchase land for new store sites and finance the construction of new store buildings in order to proceed expeditiously with its expansion program. In such cases, the Company will typically use its bank credit line or cash to fund the store development and may secure permanent financing from either fixed-term capital asset loans and/or sale-leaseback transactions after the store is opened.


                       Historically, capital expenditures have averaged
                    approximately $14 million for owned stores and $4 million for leased stores. Future capital expenditures will vary significantly, depending on such factors as store location; whether the store will be owned or leased; local permitting and regulatory requirements; whether the project involves new construction or remodeling of an existing structure; and if remodeling is involved, the extent of that work. The Company currently expects fiscal 1997 capital expenditures to be in the range of $75 million to $90 million for the purpose of acquiring and constructing stores planned for opening in fiscal 1997, acquiring sites for planned future expansion and updating certain existing stores.
                       The Company expects to maintain store level inventories
                    during fiscal 1997 of approximately $4.9 million to $7.8 million per store and to incur preopening expenses of approximately $600,000 to $700,000 per store. When the Company opens a new store, it expects that its vendors will finance approximately 60% of the opening merchandise inventory cost, and that on an ongoing basis, vendor credit terms will finance approximately 20% to 30% of the inventory cost. In addition, under the terms of its bank line of credit, the Company may finance the cost of merchandise inventory by borrowing against its working capital line of credit. Although the Company believes it can finance a significant portion of its merchandise inventory cost through vendor and bank financing as described, there can be no assurance that this level of financing will be available in the future on terms acceptable to the Company.
                       As of January 31, 1997, the Company's cash and short-term
                    investments totaled $52.1 million. The Company believes that its current cash and short-term investments, cash generated from operations, bank borrowings under the existing line of credit and the proceeds of fixed-term capital asset loans and/or sale-leaseback transactions will be sufficient to satisfy its anticipated working capital, capital expenditure, interest and debt service requirements through fiscal 1997.

Impact of Inflation Although the Company can not accurately anticipate the and Changing Prices effect of inflation, it does not believe inflation has had or is likely to have a material effect on its results of operations.

Adoption of         Effective January 27, 1996, the Company adopted Statement of
Accounting          Financial Accounting Standards No. 121, "Accounting or the
Standards           Impairment of Long-Lived Assets and for Long-Lived Assets to
                    be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of Statement No. 121 had no effect on the Company's financial position or results of operations for the fiscal year ended
                    January 31, 1997.

                       Effective January 27, 1996, the Company adopted Statement
                    of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," using the intrinsic-value method prescribed by APB Opinion No. 25, as allowed for in the Statement. The adoption of Statement No. 123 had no effect on the Company's financial position or results of operations for the fiscal year ended January 31, 1997.

Forward-Looking     Some of the information in this Annual Report, including
Statements          anticipated store openings, capital requirements and
                    trends in the Company's markets, constitute forward-looking statements. These statements are subject to a number of risks and uncertainties that might cause actual results to differ materially from stated expectations. These risks include, among others, the highly competitive environment in the retail home improvement industry, the effect of general economic conditions and weather in the Company's markets and the Company's ability to achieve its expansion plans and successfully manage its growth. These risks are described in detail in the Company's Annual Report on Form
                    10-K and other SEC filings.



                    Consolidated Balance Sheets


                    ----------------------------------------------------------------------------------------------------------------
                                                                                                      January 31        January 26
                    In thousands                                                                            1997              1996
Assets              Current assets
                    Cash and cash equivalents                                                          $  20,738        $    6,591
                    Short-term investments                                                                31,330                 0
                    Trade and other accounts receivable (less allowance
                       for doubtful accounts of $1,891 and $1,559)                                         4,213             3,594
                    Merchandise inventories                                                              174,299           143,094
                    Prepaid expenses                                                                       4,930             2,076
                    Deferred income taxes                                                                  2,559             1,571
------------------------------------------------------------------------------------------------------------------------------------
                        Total current assets                                                             238,069           156,926
------------------------------------------------------------------------------------------------------------------------------------

                    Property and equipment, at cost
                    Land and buildings                                                                   140,434           105,725
                    Furniture, fixtures and equipment                                                     75,823            64,486
                    Leasehold improvements                                                                45,730            45,035
                    Construction in progress                                                              44,960             4,743
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         306,947           219,989
                    Less accumulated depreciation and amortization                                        29,454            18,836
------------------------------------------------------------------------------------------------------------------------------------
                       Net property and equipment                                                        277,493           201,153
------------------------------------------------------------------------------------------------------------------------------------

                    Preopening costs                                                                       1,468                 7
                    Other assets                                                                           2,355             8,481
------------------------------------------------------------------------------------------------------------------------------------

                       Total assets                                                                    $ 519,385        $  366,567
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


Liabilities &       Current liabilities
Shareholders'       Outstanding checks, not cleared by the bank                                        $   8,762        $    8,859
Equity              Accounts payable                                                                      55,295            32,226
                    Note payable to bank                                                                       0            34,500
                    Sales taxes payable                                                                    6,029             3,945
                    Accrued payroll and related expenses                                                  13,951             8,648
                    Other current liabilities                                                              8,572             7,159
                    Current portion of long-term debt                                                      2,109             6,198
                    ----------------------------------------------------------------------------------------------------------------

                       Total current liabilities                                                          94,718           101,535
                    Deferred income taxes                                                                  8,314             5,042
                    Other long-term liabilities                                                            3,094             2,847

                    Long-term debt                                                                       108,416           101,542

                    ----------------------------------------------------------------------------------------------------------------
                       Total liabilities                                                                 214,542           210,966
                    ----------------------------------------------------------------------------------------------------------------

                    Commitments and contingencies

                    Shareholders' equity
                    Common stock, without par value; 50,000 shares authorized;
                       28,890 and 22,900 shares issued and outstanding                                   263,226           135,721
                    Retained earnings                                                                     41,617            19,880
                    ----------------------------------------------------------------------------------------------------------------




                       Total shareholders' equity                                                        304,843           155,601
                    ----------------------------------------------------------------------------------------------------------------

                       Total liabilities & shareholders' equity                                        $ 519,385        $  366,567
                    ----------------------------------------------------------------------------------------------------------------
                    ----------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

                    Consolidated Statements of Operations





                   ----------------------------------------------------------------------------------------------------------------

                                                                                            53 weeks       52 weeks       52 weeks
                   In thousands, except store                                            January 31     January 26     January 27
                   weeks and per share data                                                    1997           1996           1995
                   Store weeks in period                                                      1,301          1,135            850

                   Net sales                                                               $760,963       $615,674       $518,755
                   Cost of sales                                                            549,383        449,865        379,473
                   ----------------------------------------------------------------------------------------------------------------

                       Gross margin                                                         211,580        165,809        139,282

                   Operating expenses                                                       172,746        140,279        117,159
                   Preopening expenses                                                        1,880          2,934          4,539
                   Loss on sale of Canadian subsidiary                                            0              0         12,715
                   ----------------------------------------------------------------------------------------------------------------

                       Operating income                                                      36,954         22,596          4,869

                   Other income (expense):
                   Net interest (expense)                                                    (6,656)        (7,398)        (4,652)
                   Other income                                                               2,471          1,860            309
                   ----------------------------------------------------------------------------------------------------------------

                       Income before tax                                                     32,769         17,058            526


                   Income taxes                                                              11,032          5,723          6,810
                   ----------------------------------------------------------------------------------------------------------------

                       Net income (loss)                                                  $  21,737      $  11,335     $   (6,284)
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------

                   Net income (loss) per share:
                       Net income (loss) per share, primary                               $    0.85      $    0.49     $    (0.28)
                       Net income per share, fully diluted                                $    0.84      $       -     $        -

                   Weighted average common and common equivalent shares
                       for net income (loss) per share computations:
                           Primary                                                           25,506         23,125         22,812
                           Fully diluted                                                     30,327              -              -

                   See accompanying notes to consolidated financial statements.


                   Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  53 weeks       52 weeks       52 weeks
                                                                                January 31     January 26     January 27
                    In thousands                                                      1997           1996           1995
Operating           Net income (loss)                                           $   21,737    $    11,335    $    (6,284)
                    -----------------------------------------------------------------------------------------------------
Activities

                    Adjustments to reconcile net income (loss) to net
                       cash provided by (used in) operating activities:
                           Depreciation                                             11,497          9,270          6,768
                           Loss on sale of Canadian subsidiary                           0              0          4,002
                           Net gain on sale of assets                               (2,255)          (493)             0
                           Deferred income taxes                                     2,284            670          2,325
                           Changes in operating assets and liabilities:
                               Trade and other accounts receivable                    (619)           (51)        (1,190)
                               Merchandise inventories                             (31,205)        (7,521)       (36,397)
                               Prepaid expenses                                     (1,032)          (884)        (1,110)
                               Other assets                                            810            822            584
                               Preopening costs                                     (1,461)           224            (16)
                               Accounts payable and outstanding checks              22,971         (4,629)         9,296
                               Income taxes payable                                 (2,903)         2,136            329
                               Accrued liabilities                                   9,883          2,101          7,941
                               Other                                                   247          1,432            574
                    ----------------------------------------------------------------------------------------------------

                                                                                     8,217          3,077         (6,894)
                    ----------------------------------------------------------------------------------------------------------------

                       Net cash provided by (used in) operating activities          29,954         14,412        (13,178)
                    ----------------------------------------------------------------------------------------------------------------




Investing           Capital expenditures for property and equipment                (88,846)       (45,934)      (100,837)
Activities          Purchases of short-term investments                            (32,054)             0              0
                    Sales of short-term investments                                    724              0              0
                    Proceeds from sale of surplus property                           7,422          3,718              0
                    Proceeds from sale of Canadian subsidiary                            0              0         19,711
                    Other                                                            1,028              0          3,764
                    ---------------------------------------------------------------------------------------------------------------

                       Net cash used in investing activities                      (111,726)       (42,216)       (77,362)
                    ---------------------------------------------------------------------------------------------------------------


Financing           Advances on note payable to bank                               304,000        325,000        176,700
Activities          Payments on note payable to bank                              (338,500)      (296,500)      (180,200)
                    Net proceeds from sale of stock                                124,737              0              0
                    Proceeds from long-term borrowings                               9,000          6,000         96,794
                    Payments on long-term borrowings and capital leases             (6,099)        (5,962)          (269)
                    Other                                                            2,781            417            503
                    --------------------------------------------------------------------------------------------------------------

                       Net cash provided by financing activities                    95,919         28,955         93,528
                    ----------------------------------------------------------------------------------------------------------------

                       Increase in cash and cash equivalents                        14,147          1,151          2,988
                    Cash and cash equivalents at beginning of year                   6,591          5,440          2,452
                    ----------------------------------------------------------------------------------------------------------------

                    Cash and cash equivalents at end of year                   $    20,738   $      6,591   $      5,440
                    ----------------------------------------------------------------------------------------------------------------
                    ----------------------------------------------------------------------------------------------------------------

Supplemental        Cash flow
Information         Cash paid for interest                                     $     9,510   $      8,847    $     4,295
                    Cash paid for income taxes                                 $    10,000   $      2,828    $     4,785

                    Investing and financing
                    Capital lease obligations incurred                        $        381   $      3,295    $         0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                    See accompanying notes to consolidated financial statements.


                    Consolidated Statements of Shareholders' Equity

------------------------------------------------------------------------------------------------------------------------------------




                                                                                                                            Total
                                                                                                           Currency        Share-
                   In thousands, except                               Common Stock            Retained  Translation      holders'
                   per share data                                 Shares         Amount       Earnings   Adjustment        Equity
                   Balance, January 28, 1994                      22,777       $134,803        $14,829        $(323)     $149,309
                       Issuance of Common upon exercise
                           of stock options, including
                           payment of stock subscription
                           receivable from officer of $148            63            283              -            -           283
                       Tax benefit on exercise of
                           stock options                               -            218              -            -           218
                       Net loss                                        -              -         (6,284)           -        (6,284)
                       Equity adjustment from foreign
                           currency translation                        -              -              -          323           323
                   ----------------------------------------------------------------------------------------------------------------

                   Balance, January 27, 1995                      22,840        135,304          8,545            0       143,849
                       Issuance of Common upon exercise
                           of stock options, including
                           payment of stock subscription
                           receivable from officer of $18             60            365              -            -           365
                       Tax benefit on exercise of
                       stock options                                   -             52              -            -            52

                       Net income                                      -              -         11,335            -        11,335
                   ----------------------------------------------------------------------------------------------------------------

                   Balance, January 26, 1996                      22,900        135,721         19,880            0       155,601
                       Sale of Common in September 1996
                           at $22.875 per share, net of
                           offering costs of $6,794                5,750        124,737              -            -       124,737
                       Issuance of Common upon exercise
                           of stock options                          234          1,074              -            -         1,074
                       Tax benefit on exercise of
                           stock options                               -          1,578              -            -         1,578
                       Issuance of Common upon
                           conversion of debentures                    6            116              -            -           116

                       Net income                                      -              -         21,737            -        21,737
                   ----------------------------------------------------------------------------------------------------------------

                   Balance, January 31, 1997                      28,890       $263,226        $41,617     $      0      $304,843
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------


                   See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements



Note One           Summary of Significant Accounting Policies
                   The Company
                   Eagle Hardware & Garden, Inc. (the "Company") was incorporated in the state of Washington on November 20, 1989, and operated 27 warehouse home improvement centers in Washington, Utah, Colorado, Alaska, Hawaii, Montana and Oregon as of January 31, 1997. As of that date, 15 of the Company's stores were located in the state of Washington. The Company's merchandising strategy is to provide a wide range of do-it-yourself customers and professional contractors with a broad selection of home improvement items. The Company's product categories include plumbing, garden, lumber, tools, electrical, hardware, paint and decor.

                   Basis of Presentation
                   The fiscal year 1994 consolidated statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.
                        "Store Weeks in Period" represents the aggregate number
                   of full weeks in which stores were open during the reporting period.

                   Fiscal Year
                   The Company's 52/53-week fiscal year ends on the last Friday in January. Fiscal years 1994 and 1995 were 52-week years and fiscal 1996 was a 53-week year.

                   Use of Estimates
                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                   Cash Equivalents and Short-Term Investments
                   Excess cash balances are invested in financial instruments which have maturities of up to one year. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
                   The Company's cash equivalents are carried at fair market value. Investments with a maturity of between three months and one year, as well as less liquid investments with maturities of less than three months, are classified as short-term investments. Interest reset periods on variable rate securities are considered to be equivalent to maturity for purposes of this policy. The investments are considered available-for-sale and are carried at fair market value. Realized and unrealized gains and losses are included in shareholders' equity and are not material.

                   Merchandise Inventories
                   Merchandise inventories are stated at the lower of weighted average cost or market and include certain buying and occupancy costs related to the acquisition and warehousing of merchandise. The Company estimates inventory shrinkage during interim periods between physical inventories.

                   Store Preopening Costs
                   Expenses associated with the opening of a new store are ordinarily deferred until the period in which the store opens. In situations involving unusual regulatory delays in store openings, however, preopening costs in excess of historical levels are expensed as incurred after the extent of the delay becomes clearly apparent.

                   Property and Equipment
                   The Company's property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease (including renewal periods in some cases) or the useful life of the improvement, whichever is shorter. The Company's property and equipment are depreciated and amortized using the following estimated useful lives:

                   Asset Category                                     Life
                   Furniture, fixtures and equipment            3-20 years
                   Leasehold improvements                      20-30 years
                   Buildings                                      35 years

                         Expenditures for major renewals and improvements that
                    extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.
                         Effective January 27, 1996, the Company adopted
                    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of Statement 121 had no effect on the Company's financial position or results of operations.

                    Advertising
                    The Company expenses advertising costs at the time the advertising first takes place. Net advertising expense was $7,588,000, $7,270,000 and $7,728,000 for fiscal years 1996,
                    1995 and 1994, respectively.

                    Stock-Based Compensation
                    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, because the Company grants all options at fair market value, no compensation cost has been recognized for options issued under the Company's stock option plans.

                    Earnings Per Common and Common Equivalent Share
                    Earnings per common and common equivalent share is based on weighted average shares outstanding and, if dilutive, common share equivalents. Common share equivalents used in the calculation of primary and fully diluted net income per share represent options to purchase common shares granted under the Company's stock option plans. The fully diluted net income per share calculation assumes conversion of the Company's 6.25% convertible subordinated debentures into Common Stock.



Note Two            Short-Term Investments
                    The Company's short-term investments are summarized as follows:

                    ----------------------------------------------------------------------------------------------------------------
                                                                 January 31, 1997             January 26, 1996
                                                             Amortized    Fair Market      Amortized    Fair Market
                    In thousands                                  Cost          Value           Cost          Value
                    Municipal bonds                            $25,528        $25,512             $0             $0
                    Federal agency securities                    5,825          5,818              0              0
                    ----------------------------------------------------------------------------------------------------------------

                       Total short-term investments            $31,353        $31,330             $0             $0
                    ----------------------------------------------------------------------------------------------------------------
                    ----------------------------------------------------------------------------------------------------------------

Note Three         Allowance for Doubtful Accounts
                   Activity in the allowance for doubtful accounts is summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           January 31     January 26     January 27
                    In thousands                                                 1997           1996           1995
                    Beginning balance                                          $1,559         $1,026        $   818
                    Additions charged to expense                                1,752          1,386            518
                    Write-offs, net                                            (1,420)          (853)          (310)
                    ----------------------------------------------------------------------------------------------------------------

                       Ending balance                                          $1,891         $1,559         $1,026
                    ----------------------------------------------------------------------------------------------------------------
                    ----------------------------------------------------------------------------------------------------------------


Note Four          Debt
                   The Company has available a $75,000,000 unsecured revolving working capital line of credit provided by a group of banks, including U.S. Bank of Washington, N.A. ("USBW") as the agent bank. The line expires November 30, 1997. Borrowings against this line incur interest at USBW's prime rate or, at the Company's option, at a daily bid rate or the Inter-Bank
                   Offered Rate ("IBOR") plus a factor based on the Company's capital ratio and/or senior debt ratings. This factor can range from 0.55% to 2.00%. If the sum of borrowings and outstanding letters of credit exceeds $50 million, an additional 0.25% is added to the IBOR rate. The weighted average interest rate on short-term borrowings as of January
                   26, 1996 was 7.67%. There were no short-term borrowings outstanding as of January 31, 1997. The line imposes certain requirements on the Company in terms of working capital, current ratio, capital ratio, tangible net worth, debt service coverage ratio and fixed charge coverage ratio.
                   The line also restricts payment of dividends and requires approval of annual capital expenditure plans.
                        Long-term debt consisted of the following:



------------------------------------------------------------------------------------------------------------------------------------

                                                                                              January 31     January 26
                   In thousands                                                                     1997           1996
                   6.25% convertible subordinated debentures, maturing March 2001              $  86,134      $  86,250
                   9.25% mortgage note, maturing November 2005                                     6,993          7,483
                   8.25% mortgage note, maturing December 2006                                     5,650          6,000
                   7.97% mortgage note, maturing August 2006                                       8,750              0
                   6.75% notes payable on purchased real estate, maturing October 1996                 0          4,887
                   Other long-term debt                                                            2,998          3,120
                   ----------------------------------------------------------------------------------------------------------------
                       Total long-term debt                                                      110,525        107,740
                   Less current portion of long-term debt                                          2,109          6,198
                   ----------------------------------------------------------------------------------------------------------------

                       Long-term debt, excluding current portion                               $ 108,416      $ 101,542
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------



                   The Company's convertible subordinated debentures (the "Debentures") mature on March 15, 2001, and are convertible into the Company's Common Stock at any time prior to maturity or redemption at a conversion price of $18 per share, subject to adjustment under certain conditions. The Debentures are also redeemable, in whole or in part, at the Company's option at specified conversion prices plus accrued interest at any date on or after March 16, 1997, and prior to maturity, except that, until March 16, 1999, the Debentures cannot be redeemed at the option of the Company unless the closing price of the Company's Common Stock equals or exceeds 150% of the then effective conversion price per share (currently $18) for at least 20 of 30 consecutive trading days. The Debentures are subordinated to all existing and future senior indebtedness of the Company. The indenture governing the Debentures does not restrict the ability of the Company to incur additional senior indebtedness or other indebtedness. Interest on the Debentures is payable semiannually on March 15 and September 15; no sinking fund is provided. The fair value of the Debentures as of January 31, 1997 and January 26, 1996, based on the closing market price on the last day of the fiscal year, was $101,638,000 and $67,922,000, respectively.
                        The mortgage notes are due in monthly installments and
                   are secured by real property with a total net book value of $43,579,000 as of January 31, 1997. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's current incremental borrowing rate on similar liabilities, the estimated fair value of the mortgage notes and other long-term debt as of January 31, 1997 and January 26, 1996 was $24,782,000 and $22,405,000,
                   respectively.

                        Aggregate principal payments required on long-term
                   debt, including $2,998,000 pertaining to capital leases for equipment, through the next five fiscal years and thereafter are as follows: 1997 - $2,109,000; 1998 - $2,288,000; 1999
                   - $2,480,000; 2000 - $2,689,000; 2001 - $88,781,000;
                   thereafter - $12,178,000. As of February 28, 1997, the Company has signed commitment letters for additional mortgage notes totaling $20,000,000.

                        Interest expense incurred and capitalized was as
                   follows:



------------------------------------------------------------------------------------------------------------------------------------

                                                                         Fiscal         Fiscal         Fiscal
                   In thousands                                            1996           1995           1994
                   Interest incurred                                     $9,429         $8,972         $6,515
                   Interest capitalized                                   1,682          1,551          1,253
                   ----------------------------------------------------------------------------------------------------------------

                       Interest expense, net                             $7,747         $7,421         $5,262
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------



Note Five          Income Taxes
                   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109,
                   "Accounting for Income Taxes." This Statement requires the establishment of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.
                   Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates.
                        Significant components of the Company's deferred income
                   tax assets and liabilities were as follows:



------------------------------------------------------------------------------------------------------------------------------------
                                                                               January 31     January 26
                   In thousands                                                      1997           1996
                   Deferred income tax assets and (liabilities)
                   Current
                       Reserve for self-insurance                                 $ 1,517        $   775
                       Accrued vacation                                               711            475
                       Inventory adjustments                                          372            152
                       Allowance for doubtful accounts                                233            171
                       Deferred preopening                                           (536)            (2)
                       Other                                                          262              0

-----------------------------------------------------------------------------------------------------------------------------------
                           Deferred income tax assets, current, net                 2,559          1,571
                   ----------------------------------------------------------------------------------------------------------------

                   Non-current
                       Capital loss carryforward                                    4,678          5,430
                       Less valuation reserve                                      (4,678)        (5,430)
                   ----------------------------------------------------------------------------------------------------------------
                           Deferred income tax assets, non-current, net                 0              0
                   ----------------------------------------------------------------------------------------------------------------
                           Deferred income tax assets, net                        $ 2,559        $ 1,571
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------

                   Deferred income tax (assets) and liabilities, non-current
                       Accelerated depreciation                                    $9,204         $5,767
                       Deferred rent                                                 (890)          (720)
                       Other                                                            0             (5)
                   ----------------------------------------------------------------------------------------------------------------

                           Deferred income tax liabilities, non-current, net       $8,314         $5,042
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------


                   The significant components of the deferred tax provision are consistent with the components of deferred tax assets and liabilities.
                        The provision for income taxes was as follows:




                                                                    Fiscal         Fiscal         Fiscal
                   In thousands                                       1996           1995           1994
                   Current taxes on income
                   Federal                                        $  8,399       $  4,809       $  4,394
                   State                                               349            244            197
                   ----------------------------------------------------------------------------------------------------------------
                       Total current taxes on income                 8,748          5,053          4,591
                   ----------------------------------------------------------------------------------------------------------------


                   Deferred taxes on income
                   Federal                                           2,190            638          1,227
                   State                                                94             32             53
                   Foreign                                               0              0            939
                   ----------------------------------------------------------------------------------------------------------------
                       Total deferred taxes on income                2,284            670          2,219
                   ----------------------------------------------------------------------------------------------------------------
                       Total income taxes                         $ 11,032       $  5,723       $  6,810
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------



                        In fiscal year 1993, the Company recorded a tax asset
                   of $939,000 related to a foreign net operating loss carryforward. Due to the subsequent sale of the Company's Canadian subsidiary in fiscal 1994, this benefit could not be utilized and was reversed.

                        The Company incurred a $16,104,000 capital loss for tax
                   purposes on the sale of its Canadian subsidiary during fiscal 1994. This loss, which could not be recognized for tax purposes, can only be used to offset future capital gains and a valuation allowance for the related capital loss carryforward, which will expire at the end of fiscal 1999, was recorded. The Company utilized a portion of the capital loss carryforward to offset $2,296,000 and $824,000 of capital gains in fiscal years 1996 and 1995, respectively, and accordingly, reduced the deferred tax valuation allowance.
                        A reconciliation between the U.S. statutory income tax
                   rate and the effective rate follows:


                   ----------------------------------------------------------------------------------------------------------------

                                                                        Fiscal 1996           Fiscal 1995            Fiscal 1994
                   In thousands                                     Amount      Rate      Amount      Rate      Amount       Rate
                   Tax at U.S. statutory rate                     $11,469       35.0%    $5,971        35.0%   $   184       35.0%
                   State income taxes, net of
                       federal benefit                                492        1.5        299         1.8          8        1.5
                   Utilization of capital loss carryforward          (838)      (2.6)      (303)       (1.8)         0        0.0
                   Increase in valuation allowance                      0        0.0        938         5.5      4,492      854.0
                   Foreign related tax losses                           0        0.0     (1,092)       (6.4)     2,300      437.3
                   Other, net                                         (91)      (0.2)       (90)       (0.5)      (174)     (33.1)
                   ----------------------------------------------------------------------------------------------------------------

                   Income taxes at effective rate                 $11,032       33.7%    $5,723        33.6%   $ 6,810    1,294.7%
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------



Note Six           Shareholders' Equity
                   In September 1996, the Company completed a public offering of 5,750,000 shares of its Common Stock at a price of $22 7/8 per share.


Note Seven         Stock Option Plans
                   The Company has two stock option plans:  the 1991 Stock
                   Option Plan (the "1991 Plan") and the Directors'
                   Nonqualified Stock Option Plan (the "Directors' Plan").
                   Both plans provide for the granting of stock options at the fair market value of the Company's Common Stock on the date of grant. 2,200,000 shares of Common Stock have been authorized for grants of options under the plans. Options granted under the 1991 Plan generally vest over five years at the rate of 20% each year and expire 10 years from the date of grant. Options granted under the Directors' Plan vest over three years at the rate of 33.3% each year and expire 10 years from the date of grant.
                      Effective January 27, 1996, the Company adopted Statement
                   of Financial Accounting Standards No. 123, "Accounting for
                   Stock-Based Compensation," which establishes accounting and reporting standards for stock-based employee compensation plans. This Statement defines a fair value-based method of accounting for these equity instruments. This method measures compensation cost based on the estimated fair value of the award and recognizes that cost over the service period. The Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, because options are granted at fair market value, no compensation cost has been recognized for options issued under the Company's stock option plans. Had compensation cost been recognized based on the fair value at the date of grant for options awarded under the Plan, pro forma amounts of the Company's net income and net income per share would have been as follows:




                                                                         Fiscal         Fiscal
                   In thousands, except per share data                     1996           1995
                   Net income - as reported                             $21,737        $11,335
                   Net income - pro forma                                21,008         11,015

                   Net income per share, primary - as reported          $  0.85        $  0.49
                   Net income per share, primary - pro forma               0.82           0.48

                   Net income per share, fully diluted - as reported    $  0.84              -
                   Net income per share, fully diluted - pro forma         0.81              -


                      The fair value of each option grant was estimated using
                   the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 5.37% to 7.86%; expected option life of seven years for officers and directors and six years for all other employees; expected volatility of 56%; and no expected dividends. The weighted average fair value of options granted during fiscal years 1996 and 1995 was $10.87 and $4.49, respectively, including the fair value of 353,200 options repriced to $8.00 per share on January 30, 1995. Excluding the fair value of repriced options, the weighted average fair value of options granted during fiscal 1995 was $4.52. The effect of applying Statement No. 123 for providing pro forma disclosures for fiscal years 1996 and 1995 is not likely to be representative of the effects in future years because options vest over several years and additional awards generally are made each year.
                      Stock option transactions relating to the 1991 Plan and
                   the Directors' Plan are summarized as follows:



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Weighted
                                                                                                         Average
                                                                                                        Exercise
                   Share data in thousands                Shares            Option Price Range             Price
                   Fiscal 1994
                   Balance, January 28, 1994               1,053            $1.83   -   $25.50           $  8.51
                   Granted                                   171            $9.38   -   $16.25           $ 13.60
                   Exercised                                 (63)           $1.83   -   $ 6.00           $  2.15
                   Forfeited                                (108)           $9.38   -   $25.50           $ 16.38
                                                           -----
                   Balance, January 27, 1995               1,053            $1.83   -   $25.50           $  5.24
                                                           -----
                                                           -----
                   Options exercisable                       458            $1.83   -   $25.50           $  5.66




                   Fiscal 1995
                   Granted                                   311           $6.63   -   $  8.38           $  7.36
                   Exercised                                 (60)          $1.83   -   $  8.00           $  5.79
                   Forfeited                                (113)          $1.83   -   $  8.00           $  6.66
                                                           -----
                   Balance, January 26, 1996               1,191           $1.83   -   $ 16.50           $  5.63
                                                           -----
                                                           -----
                   Options exercisable                       590           $1.83   -   $ 16.50           $  4.10

                   Fiscal 1996
                   Granted                                   399            $8.88   -   $29.25           $ 17.47
                   Exercised                                (234)           $1.83   -   $ 8.00           $  4.60
                   Forfeited                                 (46)           $1.83   -   $14.63           $  6.61
                                                           -----
                   Balance, January 31, 1997               1,310            $1.83   -   $29.25           $  9.39
                                                           -----
                                                           -----
                   Options exercisable                       561            $1.83   -   $16.50           $  4.75
                   Shares available for future grant         289



                      The following table summarizes information about
                   fixed-price options outstanding at January 31, 1997:




------------------------------------------------------------------------------------------------------------------------------------
                   Share data in thousands                   Outstanding                              Exercisable
                   -----------------------                   -----------                              -----------
                                                                Wtd. Average      Weighted                      Weighted
                                                                   Remaining       Average                       Average
                                                                 Contractual      Exercise                      Exercise
                     Range of Exercise Prices        Options           Life          Price         Options         Price
                        $  1.83   -   $  6.99            435            6.8        $  3.10            396         $ 2.81
                        $  7.00   -   $  9.99            451            9.2        $  7.74            132         $ 7.78
                        $ 10.00   -   $ 14.99             26            9.3        $ 11.76              0         $ 0.00
                        $ 15.00   -   $ 19.99            356            9.2        $ 17.11             33         $15.90
                        $ 20.00   -   $ 29.25             42            9.7        $ 25.23              0         $ 0.00
                   ----------------------------------------------------------------------------------------------------------------

                                                       1,310            8.4        $  9.39            561        $  4.75
                   ----------------------------------------------------------------------------------------------------------------
                   ----------------------------------------------------------------------------------------------------------------


Note Eight         Employee Benefit Plans
                   Employees of the Company are eligible to participate in the Company's 401(k) Plan after six months of employment, and in the Company's Employee Stock Ownership Plan (the "ESOP") after 24 months. Eligible employees may contribute between 2% and 15% of their compensation to the 401(k) Plan, subject to limitations imposed by federal income tax regulations.
                   Each employee controls the investment of funds credited to his 401(k) account. Each year, the Company may, at its discretion, contribute an amount determined by the Board of Directors to the ESOP on the employees' behalf. The aggregate ESOP contribution may not exceed 15% of the Company's pretax earnings or the maximum amount allowed as a deduction under federal income tax regulations. Funds credited to individual ESOP accounts are invested primarily in the Common Stock of the Company as directed by the ESOP's administrative committee. During fiscal years 1996, 1995 and 1994, the Company's ESOP contributions totaled
                   $3,193,000, $1,944,000 and $1,084,000, respectively.  For
                   fiscal 1994 only, the Board of Directors approved an amendment to the ESOP under which the loss on the sale of the Company's Canadian subsidiary was excluded from pretax earnings for the purpose of calculating the Company's ESOP contribution, and all senior Company officers were declared ineligible for a fiscal 1994 contribution.


Note Nine          Leases
                   As of January 31, 1997, the Company leased 15 of its 27 operational retail stores, its warehouse/distribution center and its corporate office facility. Future minimum lease commitments for all noncancelable leases (including one for a future store) at that date are summarized as follows:

                   ------------------------------------------------------------
                   In thousands


                   Fiscal Year                                 Amount
                   1997                                     $  18,867
                   1998                                     $  18,972
                   1999                                     $  18,694
                   2000                                     $  17,988
                   2001                                     $  17,774
                   Thereafter                               $ 259,440
                   ------------------------------------------------------------

                         Total rent expense for fiscal years 1996, 1995 and 1994
                    was $19,655,000, $18,809,000 and $17,056,000, respectively.
                    The noncancelable operating leases for the Company's existing stores include provisions for contingent rents based upon sales performance. Contingent rental expense under these leases was approximately $1,434,000, $1,088,000 and $1,495,000 for fiscal years 1996, 1995 and 1994, respectively. Some leases provide for periodic rental increases based on the Consumer Price Index, and the leases generally include options for renewal periods of up to 10 years.
                         The Company leases eight of its operational stores and
                    its warehouse/distribution center from members of the Board of Directors. The lease agreements for these facilities were approved by disinterested members of the Board following receipt of independent fairness opinions. Rental expense incurred for these leases was $9,519,000, $9,051,000 and $7,604,000 for fiscal years 1996, 1995 and 1994, respectively. Minimum related-party lease commitments of $167,686,000 over the remaining lease terms are included in the lease commitment schedule above.


Note Ten            Commitments and Contingencies
                    As of January 31, 1997, the Company had signed agreements to purchase property for two additional store sites at a cost of approximately $6,400,000. Purchase of these sites will be finalized upon successful resolution of various contingencies.

                         As of January 31, 1997, the Company was liable for
                    issued and outstanding letters of credit totaling $4,218,000, related to store construction and merchandise imports.
                         The Company is party to routine litigation incident to
                    its business. The Company's management believes the ultimate resolution of these matters will not have a material adverse impact on the Company's future financial position and results of operations.


Note Eleven         Geographic Information
                    The following table shows the amounts of net sales, pretax income (loss) and identifiable assets associated with the Company's U.S. and foreign operations:



------------------------------------------------------------------------------------------------------------------------------------

                                                           Fiscal         Fiscal         Fiscal
                    In thousands                             1996           1995           1994
                    Net sales
                    United States                        $760,963       $615,674       $489,624
                    Foreign                              $      0       $      0       $ 29,131

                    Pretax income (loss)
                    United States                        $ 32,769       $ 17,058       $  7,488
                    Foreign                              $      0       $      0       $ (6,962)

                    Identifiable assets
                    United States                        $519,385       $366,567       $321,813
                    Foreign                              $      0       $      0       $     52
                    ----------------------------------------------------------------------------------------------------------------


                      During fiscal 1994, the Company sold its Canadian
                   subsidiary, Eagle Hardware & Garden (Canada) Limited. Net cash proceeds from the sale were $19,711,000; inventory, fixtures and equipment with a book value of approximately $8,300,000 were also returned to the U.S. for use in domestic operations. A pretax loss of $12,715,000 was recorded on the sale in the fourth quarter of fiscal 1994, and that quarter's tax provision was increased $1,616,000 to reflect the write-off of previously recognized foreign deferred tax benefit, of which $677,000 had been recognized in the first two quarters of fiscal 1994.


Note Twelve        Quarterly Financial Data (Unaudited)
                   The following is a summary of the Company's unaudited quarterly results of operations for the past two fiscal years:



                    ----------------------------------------------------------------------------------------------------------------
                                                                                                 Primary                       Net
                    In thousands,                                                                 Common          Net       Income
                    except store            Store                                                    and       Income   Per Share,
                    weeks and per        Weeks in            Net         Gross           Net  Equivalent   Per Share,        Fully
                    share data             Period          Sales        Margin        Income      Shares   Primary(1)      Diluted

                   Fiscal 1996
                   Fourth quarter(2)          356       $192,048       $53,325        $3,117      29,373        $0.11           -
                   Third quarter(3)           321       $198,731       $54,660        $7,591      26,055        $0.29       $0.28
                   Second quarter             312       $209,078       $58,339        $8,065      23,359        $0.35       $0.32
                   First quarter              312       $161,106       $45,256        $2,964      23,237        $0.13           -

                   Fiscal 1995
                   Fourth quarter             312       $157,929       $42,584        $1,629      23,088        $0.07           -
                   Third quarter              302       $159,764       $43,158        $2,473      23,129        $0.11           -
                   Second quarter(4)          274       $167,835       $44,339        $4,553      23,075        $0.20           -
                   First quarter(5)           247       $130,146       $35,728        $2,680      23,108        $0.12           -
                    ----------------------------------------------------------------------------------------------------------------



              1 Interim per share amounts may not accumulate to annual per share amounts due to rounding.

              2 The fourth quarter of fiscal 1996 was a 14-week quarter. All other quarters presented were 13-week quarters.

              3 Includes $2,108,000 capital gain from sale of surplus property.

              4 Includes $1,125,000 other income from settlement of litigation and $290,000 capital gain from sale of surplus property.

              5 Includes $527,000 capital gain from sale of surplus property and $375,000 recovery of a previously reserved receivable relating to the sale of land in Canada.

    Report of Ernst & Young LLP, Independent Auditors



    Shareholders and Board of Directors
    Eagle Hardware & Garden, Inc.

    We have audited the accompanying consolidated balance sheets of Eagle Hardware & Garden, Inc. as of January 31, 1997 and January 26, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Hardware & Garden, Inc. at January 31, 1997 and January 26, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

    [signature]

    Seattle, Washington
    February 28, 1997

Corporate Information


Directors

David J. Heerensperger
Chairman and
Chief Executive Officer,
Eagle Hardware & Garden, Inc.

Richard T. Takata
President and
Chief Operating Officer,
Eagle Hardware & Garden, Inc.

Ronald D. Crockett
President,
Emerald Downs

Harlan D. Douglass
Real Estate Developer

Herman Sarkowsky
President,
Sarkowsky Investment Corp.

Theodore M. Wight
General Partner of the
General Partner, Pacific
Northwest Partners, SBIC, L.P.


Executive Officers

David J. Heerensperger
Chairman and
Chief Executive Officer

Richard T. Takata
President and
Chief Operating Officer

Ronald P. Maccarone
Executive Vice President and
Chief Financial Officer

Dale W. Craker
Executive Vice President --
Store Operations

John P. Foucrier
Executive Vice President --
Administration and
Human Resources

Larry E. Elliott
Executive Vice President --
Merchandising

Robert M. Cleveland
Vice President --
Marketing

Calvin E. Karbowski
Vice President --
Distribution

George E. Smith
Vice President --
Training


Corporate Information

Stock Transfer Agent
and Registrar
ChaseMellon Shareholder Services
520 Pike Street, Suite 1220
Seattle, WA 98101

Legal Counsel
The Summit Law Group
1505 Westlake Avenue
Suite 300
Seattle, WA 98109

Bond Trustee and Registrar
Seattle-First National Bank
P.O. Box 24425
Seattle, WA 98124

Independent Auditors
Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104

Corporate Headquarters
Eagle Hardware & Garden, Inc.
981 Powell Avenue SW
Renton, WA 98055
(206) 227-5740




Shareholder Information



Annual Meeting
The annual meeting of Shareholders will be Thursday, May 29, 1997, at 9:00 AM at the Sea-Tac Airport Marriott Hotel
3201 South 176th Street
Seattle, WA 98188


Form 10-K
The Company files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from the Company without charge upon written request. Requests should be sent to the attention of the Investor Relations department at the corporate headquarters.


24-Hour Investor Relations

Message System
The Company's 24-hour direct line investor relations message system may be accessed by dialing (206) 204-5150. Available information includes: current stock activity, date of next earnings release, text of most recent earnings release, text of other recent news releases, list of analysts who follow the Company s performance and list of available Company reports. You may also leave messages and requests.



Quarterly Stock Data


The Company's Common Stock is traded on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "EAGL." The following table sets forth the high and low closing sale prices of the Company's Common Stock for the fiscal quarters indicated.


Quarter                 High                     Low


Fiscal 1996
First quarter                $11 5/8                $ 8 3/8
Second quarter               $18 1/2                $ 9 3/8
Third quarter                $29 1/2                $17
Fourth quarter               $29 1/2                $17 1/2




Quarter                 High                     Low

Fiscal 1995
First quarter                $8 5/8                 $6 7/8
Second quarter               $7 7/8                 $6 1/8
Third quarter                $9 7/8                 $7
Fourth quarter               $8 7/8                 $7 1/8



As of February 28, 1997 there were 1,070 holders of record of the Company's Common Stock. The Company has not paid cash dividends since its inception. The Company currently intends to retain all earnings, if any, for use in the expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Company's bank line of credit prohibits the payment of cash dividends to holders of Common Stock without the lender's consent.