Form 10-K, Exhibit 13
period 1998-01-31
EAGLE HARDWARE & GARDEN INC/WA/
filed 1998-04-07
CIK 883683

                                FIVE YEAR SUMMARY OF
                               SELECTED FINANCIAL DATA



---------------------------------------------------------------------------------------------------------------
                                          52 Weeks        53 Weeks      52 Weeks      52 Weeks        52 Weeks
                                             Ended           Ended         Ended         Ended           Ended
                                        January 30      January 31    January 26    January 27      January 28
                                              1998            1997          1996          1995            1994

RESULTS OF OPERATIONS DATA
(in thousands, except per share data)
Net sales                               $  971,488     $   760,963    $ 615,674     $  518,755      $  322,938
Cost of sales                              698,136         549,383      449,865        379,473         228,998
---------------------------------------------------------------------------------------------------------------
   Gross margin                            273,352         211,580      165,809        139,282          93,940
Operating expenses                         217,829         172,746      140,279        117,159          72,686
Preopening expenses                          2,667           1,880        2,934          4,539           5,225
Loss on sale of Canadian subsidiary              0               0            0         12,715               0
---------------------------------------------------------------------------------------------------------------
   Operating income                         52,856          36,954       22,596          4,869          16,029
Other income (expense):
   Interest income                           2,552           1,091           23            610             560
   Interest expense                         (8,600)         (7,747)      (7,421)        (5,262)            (90)
   Other income                                277           2,471        1,860            309             264
---------------------------------------------------------------------------------------------------------------
Income before tax                           47,085          32,769       17,058            526          16,763
Income taxes                                17,169          11,032        5,723          6,810           6,004
---------------------------------------------------------------------------------------------------------------
   Net income (loss)                    $   29,916     $    21,737    $  11,335     $   (6,284)     $   10,759
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Net income (loss) per share, basic(1)   $     1.03     $      0.87    $    0.50     $    (0.28)     $     0.51
Net income (loss) per share, diluted(1) $     0.98     $      0.84    $    0.50     $    (0.28)     $     0.51
Weighted average common
   shares outstanding                       28,996          25,065       22,863         22,812          21,186


BALANCE SHEET DATA
(in thousands)
Working capital                         $  172,605     $   143,351    $  55,391     $   79,031      $   56,160
Total assets                            $  601,655     $   519,385    $ 366,567     $  321,865      $  211,860
Note payable to bank                    $        0     $         0    $  34,500     $    6,000      $    9,500
Long-term debt                          $  145,836     $   108,416    $ 101,542     $  103,807      $    4,915
Shareholders' equity                    $  336,537     $   304,843    $ 155,601     $  143,849      $  149,309
Capital expenditures                    $   53,454     $    88,846    $  45,934     $  100,837      $   58,250


SELECTED OPERATING DATA
Number of employees                          5,566           5,093        3,859          3,082           2,400
Number of stores open at end of period          31              27           24             19              13
Selling square footage at end
   of period (in thousands)(2)               3,930           3,348        2,861          2,248           1,520
Annual sales per square foot(2)         $      257     $       248    $     237     $      268      $      292
Store weeks in period(3)                     1,553           1,301        1,135            850             492
Average weekly net sales
   per store (in thousands)             $      626     $       585    $     542     $      610      $      656
Average daily transactions per store         2,277           2,171        2,065          2,287           2,352
Average net sale per transaction        $    39.65     $     38.88    $   37.92     $    38.44      $    40.21
Inventory turnover                             3.5x            3.6x         3.2x           3.0x            3.2x
Same store sales increase/(decrease)            11%             11%          (7%)           (2%)            12%
---------------------------------------------------------------------------------------------------------------

(1) The earnings per share amounts prior to fiscal 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further discussion of earnings per share and the impact of Statement No. 128, see Note 11 of Notes to Consolidated Financial
Statements.    (2)  The calculation of selling square footage was adjusted in fiscal 1995 to exclude exterior lawn and garden (including covered greenhouses).
Annual sales per square foot was adjusted accordingly.    (3)  "Store weeks in
period" represents the aggregate number of full weeks in which stores were open during the reporting period.





                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                                       GENERAL

Eagle Hardware & Garden (the "Company" or "Eagle Hardware") was incorporated in November 1989 and opened its first home improvement center in Spokane, Washington in November 1990. The Company currently operates 32 stores in the western United States, including 17 stores in the state of Washington. The Company's merchandising strategy is to provide its target do-it-yourself customers as well as professional contractors with a broad selection of home improvement items. The Company focuses on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers. The Company's product categories include plumbing, garden, lumber, tools, electrical, hardware, paint and decor.

   A significant element of the Company's overall expansion strategy is to provide more convenient access to its stores, expand its total market share and achieve economies of scale by clustering stores in metropolitan markets. In general, the opening of additional stores by the Company in existing markets results in sales cannibalization. Consistent with this strategy, the Company currently plans to open additional stores in the greater Seattle and Denver markets in fiscal 1998. Metropolitan markets targeted for future expansion include Portland, Oregon and several California markets.

   The Company's same store sales increases (decreases) over the prior year were 11%, 11% and (7%) in fiscal years 1997, 1996 and 1995, respectively. New store openings by the Company in existing markets and significant same store sales increases in 1996 and 1997, combined with other factors such as competition and economic trends in the Company's markets, may result in future same store sales increases lower than those experienced in fiscal 1996 and fiscal 1997.
Moreover, there can be no assurance that same store sales for any particular period will not decrease in the future.

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


                                RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations for the fiscal years ended January 26, 1996, January 31, 1997, and January 30, 1998, and for each of the quarters in the fiscal year ended January 30, 1998, expressed as percentages of net sales. Percentage amounts may not accumulate to 100% as a result of rounding. The fiscal year ended January 31, 1997 was a 53-week year.

------------------------------------------------------------------------------------------------------------------------------------
                                52 Weeks       53 Weeks                    1997 Fiscal Quarters Ended                     52 Weeks
                                   Ended          Ended                                                                      Ended
                              January 26     January 31          May 2       August 1     October 31     January 30     January 30
RESULTS OF OPERATIONS               1996           1997           1997           1997           1997           1998           1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                          100.0%         100.0%         100.0%         100.0%         100.0%         100.0%         100.0%
Cost of sales                       73.1           72.2           71.7           71.9           71.7           72.2           71.9
------------------------------------------------------------------------------------------------------------------------------------
   Gross margin                     26.9           27.8           28.3           28.1           28.3           27.8           28.1
Operating expenses                  22.8           22.7           23.5           20.3           22.1           24.4           22.4
Preopening expenses                  0.5            0.2            0.9            0.0            0.0            0.3            0.3
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                  3.7            4.9            3.9            7.9            6.1            3.2            5.4
Other income (expense)


   Net interest (expense)           (1.2)          (0.9)          (0.6)          (0.6)          (0.6)          (0.7)          (0.6)
   Other income                      0.3            0.3            0.0            0.0            0.0            0.0            0.0
------------------------------------------------------------------------------------------------------------------------------------
   Income before tax                 2.8            4.3            3.3            7.3            5.6            2.5            4.8
Income taxes                         0.9            1.4            1.2            2.7            2.0            0.9            1.8
------------------------------------------------------------------------------------------------------------------------------------
   Net income                        1.8%           2.9%           2.1%           4.7%           3.5%           1.6%           3.1%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                              FISCAL 1997 VS FISCAL 1996

NET INCOME Net income for fiscal 1997 was $29.9 million, or $0.98 per share, diluted, compared to $21.7 million or $0.84 per share, diluted, for fiscal 1996. The Company's 6.25% convertible subordinated debentures were dilutive during both fiscal 1997 and fiscal 1996. Had the debentures not been dilutive, net income per share for fiscal 1997 and fiscal 1996 would have been $1.03 and $0.87, respectively (basic earnings per share). The 38% increase in net income was due to the factors discussed below.

     Weighted average common shares outstanding for use in the basic earnings per share calculation increased 16% from 25.1 million as of January 31, 1997 to
29.0 million as of January 30, 1998. This increase was primarily attributable to the issuance of an additional 5.75 million shares of common stock in the Company's September 1996 stock offering.

NET SALES Net sales during fiscal 1997 increased 28% over fiscal 1996. This increase in net sales over fiscal 1996 was due primarily to two factors. First, there were 1,553 store weeks of operations during the year versus 1,301 store weeks during the prior year. Second, same store sales for the year (for stores open one year or more) increased 11% primarily as a result of a 10% increase in customer transactions. The increase in customer transactions was due to several factors, including favorable economic conditions in most of the Company's markets and the benefits from the liquidation and subsequent closure of one of the Company's competitors, Ernst Home Center, Inc., during the second half of fiscal 1996.

GROSS MARGIN The Company's fiscal 1997 gross margin, in dollars, increased 29% over the prior year. As a percentage of net sales, gross margin was 28.1% during fiscal 1997 compared to 27.8% in the prior year. The improvement in gross margin as a percentage of sales was due to a combination of factors, including continued buying efficiencies.

OPERATING EXPENSES Operating expenses as a percentage of net sales decreased from 22.7% in fiscal 1996 to 22.4% in fiscal 1997. This reduction was primarily due to the additional leverage attributable to the 11% increase in same store sales. Expenses that decreased as a percentage of sales included advertising, rent, insurance and corporate overhead. Store wages and benefits were consistent as a percentage of sales between years.

PREOPENING EXPENSES Preopening expenses were 0.3% of net sales during fiscal 1997, when the Company opened four stores, compared to 0.2% of net sales during fiscal 1996, when the Company opened three stores. Average preopening expense per store increased 6% from $627,000 in fiscal 1996 to $667,000 in fiscal 1997. Preopening expenses vary directly with the number of stores opened during a particular period and the location of the stores. Such costs are normally expensed in the period when the related store opens.

OPERATING INCOME For the reasons explained above, operating income increased 43% compared to the prior year. Expressed as a percentage of net sales, operating income increased from 4.9% during fiscal 1996 to 5.4% during fiscal 1997.

INTEREST INCOME Interest income increased from $1.1 million in fiscal 1996 to $2.6 million in fiscal 1997. The primary source of cash for investment was the proceeds from the Company's September 1996 stock offering.

INTEREST EXPENSE Interest expense increased to $8.6 million in fiscal 1997 from $7.7 million in fiscal 1996. Despite decreased interest expense attributable to lower borrowings on the Company's bank line of credit, interest expense for the year increased due primarily to $45.0 million in new mortgages and lower interest capitalization. Interest capitalized decreased because there were fewer owned stores under construction during the year compared to the prior year. Interest on the Company's convertible subordinated debentures, which represents the primary source of interest expense, was comparable between the current and prior year.

INCOME TAXES The Company's effective tax rate for fiscal 1997 was 36.5%, compared to 33.7% for fiscal 1996. The effective tax rate for fiscal 1997 was slightly less than the rate that the Company expects to pay under normal circumstances because of investments in tax-exempt securities. The 1996 effective tax rate was lower than normal due to the utilization of a portion of the Company's capital loss carryforward to offset $2.3 million in capital gains and investments in tax-exempt securities.


                              FISCAL 1996 VS FISCAL 1995

NET INCOME Net income for fiscal 1996 increased 92% to $21.7 million or $0.84 per share, diluted, from $11.3 million, or $0.50 per share, in fiscal 1995. This increase was due to the factors discussed below. The Company's 6.25% convertible subordinated debentures were dilutive during fiscal 1996. Had the debentures not been dilutive, net income per share for fiscal 1996 would have been $0.87 (basic earnings per share). Basic earnings per share was $0.50 in fiscal 1995.

     Weighted average common shares outstanding for use in the basic earnings per share calculation increased 12% from 22.9 million as of January 26, 1996 to
25.1 million as of January 31, 1997. This increase was primarily attributable to the issuance of an additional 5.75 million shares of common stock in the Company's September 1996 stock offering.

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

INTEREST INCOME Interest income increased from $22,000 in fiscal 1995 to $1.1 million in fiscal 1996 due to investment of proceeds from the Company's September 1996 stock offering.

INTEREST EXPENSE Interest expense increased to $7.7 million in fiscal 1996 from $7.4 million in fiscal 1995. This increase was due primarily to new mortgages and increased borrowings on the Company's bank line of credit. Interest on the Company's convertible subordinated debentures, which represents the primary source of interest expense, was comparable between the current and prior year. During both years, interest expense was reduced by interest capitalized on construction projects.

OTHER INCOME Other income during fiscal 1996 was $2.5 million compared to $1.9 million during fiscal 1995. Other income in fiscal 1996 consisted primarily of a $2.1 million capital gain on the sale of surplus property in Lynnwood, Washington.

INCOME TAXES The Company's effective tax rate for fiscal 1996 was 33.7%, compared to 33.6% for fiscal 1995. The 1996 effective tax rate was lower than the rate that the Company expects to pay under normal circumstances for two reasons. First, the Company utilized a portion of its capital loss carryforward, incurred in the fourth quarter of fiscal 1994, to offset capital gains of $2.3 million. Second, a portion of the Company's net proceeds from the public stock offering was invested in tax-exempt securities. For 1995, refer to the reconciliation between the U.S. statutory income tax rate and the effective tax rate in Note 5 of Notes to Consolidated Financial Statements.


                           LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal sources of funds to finance its expansion plans, working capital, interest and debt service requirements have been cash flow from operations, bank credit lines, mortgages on owned stores and equity and debt offerings. The Company used cash of $53.5 million and $88.8 million during fiscal 1997 and fiscal 1996, respectively, to fund its capital expenditure program. Fiscal 1997 expenditures related primarily to the four stores opened in fiscal 1997 and one store opened in early fiscal 1998.

     During fiscal 1997, operating activities provided $21.6 million to fund the Company's continued expansion. Net income adjusted for noncash items provided $47.7 million which was used in part to finance an increase of $28.5 million in inventory levels during the period. Additional cash was provided by a $2.0 million increase in accounts payable and outstanding checks under the Company's integrated cash management program and a $4.2 million net increase in accrued liabilities and income taxes payable. Financing activities during fiscal 1997 included $45.0 million in proceeds from mortgages on five owned stores.

     The Company has available a $75 million unsecured revolving working capital line of credit provided by a group of banks, including U.S. Bank of Washington, N.A. ("USBW") as the agent bank. The line expires June 30, 1999. Borrowings against this line incur interest at USBW's prime rate or, at the Company's option, at a daily bid rate or the Inter-Bank Offered Rate ("IBOR") plus a factor based on the Company's capital ratio and/or senior debt ratings. This factor can range from 0.55% to 1.25%. If the sum of borrowings and outstanding letters of credit exceeds $50 million, an additional 0.25% is added to the IBOR rate. The line imposes certain requirements on the Company in terms of working capital, capital ratio, tangible net worth and debt service coverage ratio. The line also restricts payment of dividends and requires approval of annual capital expenditure plans. There were no borrowings outstanding as of January 30, 1998.

     The Company currently owns 15 of its 32 stores in operation. As of January 30, 1998, the Company was obligated in the amount of approximately $63 million on mortgages for eight of its owned stores. The mortgage notes require monthly payments of principal and interest. In March 1998, the Company received an additional $32 million for mortgages on four owned stores. The other three owned stores are available for financing through either fixed-term capital asset loans and/or sale-leaseback transactions.

     In addition to the mortgage notes, the Company's primary long-term commitments are its store operating leases and $86.1 million in 6.25% convertible subordinated debentures. The debentures, which mature in March 2001, require semi-annual interest payments.


                       FUTURE CASH FLOW PLANS AND EXPECTATIONS

The Company's future cash requirements and cash flow expectations are closely related to its expansion plans. The Company currently plans to open seven stores during fiscal 1998 (including one store already opened) and eight to ten stores in fiscal 1999. All of the stores currently scheduled to open during fiscal 1998 will be owned by the Company. The Company also plans to replace its current warehouse/distribution center with a new larger facility by the end of fiscal 1998. The Company is currently under contract to lease this facility but intends to acquire the facility at a future date. In light of current economic conditions and other strategic factors, the Company has frequently elected to purchase land for new store sites and finance the construction of new store buildings in order to proceed expeditiously with its expansion program. In such cases, the Company will typically use its bank credit line or cash to fund the store development and may secure permanent financing from either fixed-term capital asset loans and/or sale-leaseback transactions after the store is opened.

     Historically, capital expenditures have averaged approximately $15 million for owned stores and $4 million for leased stores. Future capital expenditures will vary significantly, depending on such factors as store location; whether the store will be owned or leased; local permitting and regulatory requirements; whether the project involves new construction or remodeling of an existing structure; and if remodeling is involved, the extent of that work. The Company currently expects fiscal 1998 capital expenditures to be in the range of $110 million to $140 million for the purpose of acquiring and constructing stores planned for opening in fiscal 1998, acquiring sites for planned future stores, updating certain existing stores and potentially purchasing the new warehouse/distribution facility.

     The Company expects to maintain store level inventories during fiscal 1998 of approximately $5.0 million to $8.1 million per store and to incur preopening expenses of approximately $600,000 to $700,000 per store. When the Company opens a new store, it expects that its vendors will finance approximately 60% of the opening merchandise inventory cost, and that on an ongoing basis, vendor credit terms will finance approximately 20% to 30% of the inventory cost. In addition, under the terms of its bank line of credit, the Company may finance the cost of merchandise inventory by borrowing against its working capital line of credit. Although the Company believes it can finance a significant portion of its merchandise inventory cost through vendor and bank financing as described, there can be no assurance that this level of financing will be available in the future on terms acceptable to the Company.

     As of January 30, 1998, the Company's cash and cash equivalents totaled $63.6 million. The Company believes that its current cash and cash equivalents, cash generated from operations, bank borrowings under the existing line of credit and the proceeds of fixed-term capital asset loans and/or sale-leaseback transactions will be sufficient to satisfy its anticipated working capital, capital expenditure, interest and debt service requirements through fiscal 1998.


                                      YEAR 2000

The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not addressed, the direct result could be a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process customer transactions, order merchandise, or engage in similar normal business activities.

     Eagle management has initiated a Company-wide program to prepare its computer systems and applications for the year 2000 by the middle of fiscal 1999. Management currently estimates the total cost of this program to be in the range of $1.5 million to $3.0 million, including internal staff costs and the cost to write off any unamortized existing hardware and software that may need to be replaced. Costs associated with preparing computer systems and applications for the year 2000 will be expensed as incurred. The amount expensed in fiscal 1997 was immaterial.

     Although management anticipates that its systems and applications will be year 2000 compliant on a timely basis, there can be no assurance that the systems of other companies on which the Company's systems rely will be year 2000 compliant in the same time frame. Any such failure on the part of other companies with whom the Company transacts business, to be year 2000 compliant on a timely basis, may have an adverse impact on the operations of the Company.


                       IMPACT OF INFLATION AND CHANGING PRICES

Although the Company can not accurately anticipate the effect of inflation, it does not believe inflation has had or is likely to have a material effect on its results of operations.


                          ADOPTION OF ACCOUNTING STANDARDS

Effective in the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Potential common shares in the diluted earnings per share calculation include outstanding stock options and the Company's 6.25% convertible subordinated debentures. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The aforementioned standards may require additional financial statement disclosure for all periods presented, but will not impact the Company's reported financial position or results of operations. The new standards will be adopted in fiscal 1998.


                             FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including anticipated store openings, capital requirements and trends in the Company's markets, constitute forward-looking statements. These statements are subject to a number of risks and uncertainties that might cause actual results to differ materially from stated expectations. These risks include, among others, the highly competitive environment in the retail home improvement industry, the effect of general economic conditions and weather in the Company's markets and the Company's ability to achieve its expansion plans and successfully manage its growth. These risks are described in detail in the Company's Annual Report on Form 10-K and other SEC filings.


                                    CONSOLIDATED
                                    BALANCE SHEETS

----------------------------------------------------------------------
                                        January 30          January 31
in thousands                                  1998                1997

ASSETS
Current assets:
Cash and cash equivalents               $   63,557          $   20,738
Short-term investments                           0              31,330
Trade and other accounts receivable
   (less allowance for doubtful
   accounts of $2,435 and $1,891)            4,463               4,213
Merchandise inventories                    202,833             174,299
Prepaid expenses                             4,479               4,930
Deferred income taxes                        2,312               2,559
----------------------------------------------------------------------
      Total current assets                 277,644             238,069
----------------------------------------------------------------------

Property and equipment, at cost:
Land and buildings                         184,340             140,434
Furniture, fixtures and equipment          107,916              75,823
Leasehold improvements                      48,925              45,730
Construction in progress                    16,495              44,960
----------------------------------------------------------------------
                                           357,676             306,947
Less accumulated depreciation               41,543              29,454
----------------------------------------------------------------------
      Net property and equipment           316,133             277,493
----------------------------------------------------------------------

Preopening costs                             1,055               1,468
Other assets                                 6,823               2,355
----------------------------------------------------------------------
      Total assets                      $  601,655          $  519,385
----------------------------------------------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
Outstanding checks, not cleared by
   the bank                             $   11,008          $    8,762
Accounts payable                            55,097              55,295
Sales taxes payable                          5,799               6,029
Accrued payroll and related expenses        16,492              13,951
Other current liabilities                   10,425               8,572
Current portion of long-term debt            6,218               2,109
----------------------------------------------------------------------
      Total current liabilities            105,039              94,718
Deferred income taxes                       11,084               8,314
Other long-term liabilities                  3,159               3,094
Long-term debt                             145,836             108,416
----------------------------------------------------------------------
      Total liabilities                    265,118             214,542
----------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
Common stock, without par value;
   50,000 shares authorized;
   29,071 and 28,890 shares issued
      and outstanding                      265,004             263,226
Retained earnings                           71,533              41,617
----------------------------------------------------------------------
      Total shareholders' equity           336,537             304,843
----------------------------------------------------------------------
      Total liabilities &
         shareholders' equity           $  601,655          $  519,385
----------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                    CONSOLIDATED
                               STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------
                                           52 Weeks      53 Weeks     52 Weeks
                                              Ended         Ended        Ended
in thousands,                            January 30    January 31   January 26
except per share data                          1998          1997         1996


Net sales                                 $  971,488     $ 760,963  $  615,674
Cost of sales                                698,136       549,383     449,865
------------------------------------------------------------------------------
   Gross margin                              273,352       211,580     165,809

Operating expenses                           217,829       172,746     140,279
Preopening expenses                            2,667         1,880       2,934
------------------------------------------------------------------------------
   Operating income                           52,856        36,954      22,596

Other income (expense):
Interest income                                2,552         1,091          23
Interest expense                              (8,600)       (7,747)     (7,421)
Other income                                     277         2,471       1,860
------------------------------------------------------------------------------
   Income before tax                          47,085        32,769      17,058

Income taxes                                  17,169        11,032       5,723
------------------------------------------------------------------------------
   Net income                             $   29,916     $  21,737   $  11,335
------------------------------------------------------------------------------

Net income per share:
   Basic                                  $     1.03     $    0.87   $    0.50
   Diluted                                $     0.98     $    0.84   $    0.50

Weighted average common and
   common equivalent shares for
   net income per share computations:
   Basic                                      28,996        25,065      22,863
   Diluted                                    34,177        30,296      22,863
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                    CONSOLIDATED
                               STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------
                                            52 Weeks      53 Weeks    52 Weeks
                                               Ended         Ended       Ended
                                          January 30    January 31  January 26
in thousands                                    1998          1997        1996


OPERATING ACTIVITIES
Net income                               $    29,916    $   21,737  $   11,335
------------------------------------------------------------------------------
Adjustments to reconcile net income to
   net cash provided by operating
   activities:
      Depreciation                            14,814        11,497       9,270
      Net gain on sale of assets                   0        (2,255)       (493)
      Deferred income taxes                    3,017         2,284         670


      Changes in operating assets and
        liabilities:
         Trade and other accounts
            receivable                          (250)         (619)        (51)
         Merchandise inventories             (28,534)      (31,205)     (7,521)
         Prepaid expenses                        433        (1,032)       (884)
         Other assets                         (4,468)          810         822
         Preopening costs                        413        (1,461)        224
         Accounts payable and outstanding
            checks                             2,048        22,971      (4,629)
         Income taxes payable                     18        (2,903)      2,136
         Accrued liabilities                   4,164         9,883       2,101
         Other                                    65           247       1,432
------------------------------------------------------------------------------
                                              (8,280)        8,217       3,077
------------------------------------------------------------------------------
   Net cash provided by operating
      activities                              21,636        29,954      14,412
------------------------------------------------------------------------------


INVESTING ACTIVITIES
Capital expenditures for property and
   equipment                                 (53,454)      (88,846)    (45,934)
Sales of short-term investments               31,330           724           0
Purchases of short-term investments                0       (32,054)          0
Proceeds from sale of surplus property             0         7,422       3,718
Other                                              0         1,028           0
------------------------------------------------------------------------------
   Net cash used in investing activities     (22,124)     (111,726)    (42,216)
------------------------------------------------------------------------------


FINANCING ACTIVITIES
Advances on note payable to bank               6,700       304,000     325,000
Payments on note payable to bank              (6,700)     (338,500)   (296,500)
Net proceeds from sale of stock                    0       124,737           0
Proceeds from long-term borrowings            45,000         9,000       6,000
Payments on long-term borrowings and
   capital leases                             (3,471)       (6,099)     (5,962)
Other                                          1,778         2,781         417
------------------------------------------------------------------------------
   Net cash provided by financing
      activities                              43,307        95,919      28,955
------------------------------------------------------------------------------

   Increase in cash and cash equivalents      42,819        14,147       1,151
Cash and cash equivalents at beginning
   of year                                    20,738         6,591       5,440
------------------------------------------------------------------------------
   Cash and cash equivalents at end
      of year                             $   63,557    $   20,738  $    6,591
------------------------------------------------------------------------------
------------------------------------------------------------------------------


SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                    $    9,204    $    9,510  $    8,847
Cash paid for income taxes                $   13,476    $   10,000  $    2,828


SUPPLEMENTAL INVESTING AND FINANCING
  INFORMATION
Capital lease obligations incurred        $        0    $      381  $    3,295
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   CONSOLIDATED
                         STATEMENTS OF SHAREHOLDERS' EQUITY


----------------------------------------------------------------------------------------------------------------
                                                                                                       Total
in thousands,                                                  Common Stock           Retained     Shareholders'
except per share data                                       Shares       Amount       Earnings        Equity
Balance, January 27, 1995                                  22,840      $ 135,304       $  8,545      $ 143,849
  Issuance of common upon exercise
    of stock options, including payment
    of stock subscription receivable from
    officer of $18                                             60            365              -            365
  Tax benefit on exercise of stock options                      -             52              -             52
  Net income                                                    -              -         11,335         11,335
----------------------------------------------------------------------------------------------------------------
Balance, January 26, 1996                                  22,900        135,721         19,880        155,601
  Sale of common in September 1996
    at $22.875 per share, net of offering costs
    of $6,794                                               5,750        124,737              -        124,737
  Issuance of common upon exercise of
    stock options                                             234          1,074              -          1,074
  Tax benefit on exercise of stock options                      -          1,578              -          1,578
  Issuance of common upon conversion
    of debentures                                               6            116              -            116
  Net income                                                    -              -         21,737         21,737
----------------------------------------------------------------------------------------------------------------
Balance, January 31, 1997                                  28,890        263,226         41,617        304,843
  Issuance of common upon exercise of
    stock options                                             181            993              -            993
  Tax benefit on exercise of stock options                      -            785              -            785
  Net income                                                    -              -         29,916         29,916
----------------------------------------------------------------------------------------------------------------
Balance, January 30, 1998                                  29,071      $ 265,004      $  71,533      $ 336,537
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                       NOTES
                        TO CONSOLIDATED FINANCIAL STATEMENTS

                                         1.
                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Eagle Hardware & Garden, Inc. (the "Company") was incorporated in the state of Washington on November 20, 1989, and operated 31 warehouse home improvement centers in Washington, Utah, Colorado, Hawaii, Alaska, Idaho, Montana and Oregon as of January 30, 1998. As of that date, 17 of the Company's stores were located in the state of Washington. The Company's merchandising strategy is to provide a wide range of do-it-yourself customers and professional contractors with a broad selection of home improvement items. The Company's product categories include plumbing, garden, lumber, tools, electrical, hardware, paint and decor.

BASIS OF PRESENTATION The consolidated statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

FISCAL YEAR The Company's 52/53-week fiscal year ends on the last Friday in January. Fiscal years 1995 and 1997 were 52-week years and fiscal 1996 was a 53-week year.

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

PROPERTY AND EQUIPMENT The Company's property and equipment, including assets recorded under capital leases, are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized on the straight-line method over the life of the lease (including renewal periods in some cases) or the useful life of the improvement, whichever is shorter. The Company's property and equipment are depreciated and amortized using the following estimated useful lives:

          Asset Category                                              Life
          -----------------------------------------------------------------
          Furniture, fixtures and equipment                    3-20 years
          Leasehold improvements                              20-30 years
          Buildings                                              35 years
          -----------------------------------------------------------------

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.

DERIVATIVE FINANCIAL INSTRUMENT The Company is using an interest rate swap agreement to manage the interest rate characteristics of certain mortgages to a more desirable fixed rate basis and to limit the Company's exposure to rising interest rates.

ADVERTISING The Company expenses advertising costs at the time the advertising first takes place. Net advertising expense was $8.1 million, $7.6 million and $7.3 million for fiscal years 1997, 1996 and 1995, respectively.

STOCK-BASED COMPENSATION The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, because the Company grants all options to employees and directors at fair market value, no compensation cost has been recognized for options issued under the Company's stock option plans.

EARNINGS PER SHARE Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 128, "Earnings Per Share," was adopted by the Company in the fourth quarter of fiscal 1997. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Potential common shares in the diluted earnings per share calculation include outstanding stock options and the Company's 6.25% convertible subordinated debentures. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

RECENT ACCOUNTING STANDARDS In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The aforementioned standards may require additional financial statement disclosure for all periods presented, but will not impact the Company's reported financial position or results of operations. The new standards will be adopted in fiscal 1998.



                                          2.
                                SHORT-TERM INVESTMENTS

The Company's short-term investments are summarized as follows:



-------------------------------------------------------------------------------------------
                                        January 30,1998               January 31,1997
-------------------------------------------------------------------------------------------
                                    Amortized    Fair Market      Amortized    Fair Market
in thousands                             Cost          Value           Cost          Value

Short-term investments:
  Municipal bonds                  $        0     $        0     $   25,528    $    25,512
  Federal agency securities                 0              0          5,825          5,818
-------------------------------------------------------------------------------------------
  Total short-term investments     $        0     $        0     $   31,353    $    31,330
-------------------------------------------------------------------------------------------



                                         3.
                          ALLOWANCE FOR DOUBTFUL ACCOUNTS

Activity in the allowance for doubtful accounts is summarized as follows:


-------------------------------------------------------------------------------------------
                                                  January 30     January 31     January 26
in thousands                                            1998           1997           1996

Beginning balance                                 $    1,891     $    1,559    $     1,026
Additions charged to expense                           1,166          1,752          1,386
Write-offs, net                                         (622)        (1,420)          (853)
-------------------------------------------------------------------------------------------
  Ending balance                                  $    2,435     $    1,891    $     1,559
-------------------------------------------------------------------------------------------



                                         4.
                                        DEBT

The Company has available a $75 million unsecured revolving working capital line of credit provided by a group of banks, including U.S. Bank of Washington, N.A. ("USBW") as the agent bank. The line expires June 30, 1999. Borrowings against this line incur interest at USBW's prime rate or, at the Company's option, at a daily bid rate or the Inter-Bank Offered Rate ("IBOR") plus a factor based on the Company's capital ratio and/or senior debt ratings. This factor can range from 0.55% to 1.25%. If the sum of borrowings and outstanding letters of credit exceeds $50 million, an additional 0.25% is added to the IBOR rate. There were no short-term borrowings outstanding as of January 30, 1998 or January 31, 1997. The line imposes certain requirements on the Company in terms of working capital, capital ratio, tangible net worth and debt service coverage ratio. The line also restricts payment of dividends and requires approval of annual capital expenditure plans.

Long-term debt consisted of the following:

-----------------------------------------------------------------------------------------------------
                                                                           January 30     January 31
in thousands                                                                     1998           1997

6.25% convertible subordinated debentures, maturing March 2001               $ 86,134       $ 86,134
Various mortgage notes, with interest rates ranging from 7.94% to 9.25%
  maturing between 2005 and 2007                                               63,483         21,393
Other long-term debt                                                            2,437          2,998
-----------------------------------------------------------------------------------------------------
  Total long-term debt                                                        152,054        110,525
Less current portion of long-term debt                                          6,218          2,109
-----------------------------------------------------------------------------------------------------
  Long-term debt, excluding current portion                                  $145,836       $108,416
-----------------------------------------------------------------------------------------------------



The Company's convertible subordinated debentures (the "Debentures") mature on March 15, 2001, and are convertible into the Company's common stock at any time prior to maturity or redemption at a conversion price of $18 per share, subject to adjustment under certain conditions. The Debentures are also redeemable, in whole or in part, at the

Company's option at specified conversion prices plus accrued interest at any date on or after March 16, 1997, and prior to maturity, except that, until March 16, 1999, the Debentures cannot be redeemed at the option of the Company unless the closing price of the Company's common stock equals or exceeds 150% of the then effective conversion price per share (currently $18) for at least 20 of 30 consecutive trading days. The Debentures are subordinated to all existing and future senior indebtedness of the Company. The indenture governing the Debentures does not restrict the ability of the Company to incur additional senior indebtedness or other indebtedness. Interest on the Debentures is payable semiannually on March 15 and September 15; no sinking fund is provided. The fair value of the Debentures as of January 30, 1998 and January 31, 1997, based on the closing market price on the last day of the fiscal year, was $102.6 million and $101.6 million, respectively.

  The mortgage notes are due in monthly installments and are secured by real property with a total net book value of $114.8 million as of January 30, 1998. Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's current incremental borrowing rate on similar liabilities, the estimated fair value of the mortgage notes and other long-term debt as of January 30, 1998 and January 31, 1997 was $65.9 million and $24.8 million, respectively.

  The Company has an interest rate swap agreement which effectively establishes a fixed rate of 7.94% until the year 2007 on $25 million of mortgage notes.

  Aggregate principal payments required on long-term debt, including $2.4 million pertaining to capital leases for equipment, through the next five fiscal years and thereafter are as follows (in thousands): 1998 - $6,218; 1999 - $6,532; 2000 - $6,863; 2001 - $93,097; 2002 - $6,864; thereafter - $32,480.

Interest expense incurred and capitalized was as follows:


-------------------------------------------------------------------------------------------
                                                      Fiscal         Fiscal         Fiscal
in thousands                                            1997           1996           1995

Interest incurred                                     $9,354         $9,429         $8,972
Interest capitalized                                     754          1,682          1,551
-------------------------------------------------------------------------------------------
  Interest expense, net                               $8,600         $7,747         $7,421
-------------------------------------------------------------------------------------------



                                         5.
                                    INCOME TAXES

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

Significant components of the Company's deferred income tax assets and liabilities were as follows:


------------------------------------------------------------------------------------------------
                                                                      January 30     January 31
in thousands                                                                1998           1997

DEFERRED INCOME TAX ASSETS AND (LIABILITIES), CURRENT
  Reserve for self-insurance                                        $      1,764   $      1,517
  Accrued vacation                                                           906            711
  Allowance for doubtful accounts                                            196            233
  Inventory adjustments                                                     (466)           372
  Deferred preopening                                                       (385)          (536)
  Other                                                                      297            262
------------------------------------------------------------------------------------------------
  Deferred income tax assets, current, net                          $      2,312   $      2,559
------------------------------------------------------------------------------------------------

DEFERRED INCOME TAX (ASSETS) AND LIABILITIES, NON-CURRENT
  Accelerated depreciation                                          $     12,105   $      9,204
  Deferred rent                                                           (1,021)          (890)


  Capital loss carryforward                                               (4,673)        (4,678)
  Less valuation reserve                                                   4,673          4,678
------------------------------------------------------------------------------------------------
  Deferred income tax liabilities, non-current, net                 $     11,084   $      8,314
------------------------------------------------------------------------------------------------

The significant components of the deferred tax provision are consistent with the components of deferred tax assets and liabilities.

The provision for income taxes was as follows:

-------------------------------------------------------------------------------------------
                                                      Fiscal         Fiscal         Fiscal
in thousands                                            1997           1996           1995
CURRENT TAXES ON INCOME
Federal                                           $   13,566     $    8,399     $    4,809
State                                                    586            349            244
                                                  ----------------------------------------
  Total current taxes on income                       14,152          8,748          5,053

DEFERRED TAXES ON INCOME
Federal                                                2,894          2,190            638
State                                                    123             94             32
-------------------------------------------------------------------------------------------
  Total deferred taxes on income                       3,017          2,284            670
-------------------------------------------------------------------------------------------
  Total income taxes                              $   17,169     $   11,032     $    5,723
-------------------------------------------------------------------------------------------

  The Company incurred a $16.1 million capital loss for tax purposes on the sale of its Canadian subsidiary during fiscal 1994. This loss, which could not be recognized for tax purposes, can only be used to offset future capital gains and a valuation allowance for the related capital loss carryforward, which will expire at the end of fiscal 1999, was recorded. The Company utilized a portion of the capital loss carryforward to offset $13,000 and $2.3 million of capital gains in fiscal years 1997 and 1996, respectively, and accordingly, reduced the deferred tax valuation allowance.

  A reconciliation between the U.S. statutory income tax rate and the effective rate follows:



-----------------------------------------------------------------------------------------------------------------------------------
                                                        Fiscal 1997                  Fiscal 1996                    Fiscal 1995
-----------------------------------------------------------------------------------------------------------------------------------
in thousands                                     Amount           Rate         Amount           Rate         Amount           Rate
Tax at U.S. statutory rate                      $16,480           35.0%       $11,469           35.0%       $ 5,971           35.0%
State income taxes, net of federal benefit          706            1.5            492            1.5            299            1.8
Utilization of capital loss carryforward             (5)          (0.0)          (838)          (2.6)          (303)          (1.8)
Increase in valuation allowance                       0            0.0              0            0.0            938            5.5
Foreign related tax losses                            0            0.0              0            0.0         (1,092)          (6.4)
Other, net                                          (12)          (0.0)           (91)          (0.2)           (90)          (0.5)
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes at effective rate                  $17,169           36.5%       $11,032           33.7%       $ 5,723           33.6%
-----------------------------------------------------------------------------------------------------------------------------------


                                         6.
                                SHAREHOLDERS' EQUITY

In September 1996, the Company completed a public offering of 5.75 million shares of its common stock at a price of $22 7/8 per share.


                                         7.
                                 STOCK OPTION PLANS

The Company has two stock option plans: the 1991 Stock Option Plan (the "1991 Plan") and the Directors' Nonqualified Stock Option Plan (the "Directors' Plan"). Both plans provide for the granting of stock options at the fair market value of the Company's common stock on the date of grant. 2.2 million shares of common stock have been authorized for grants of options under the plans.
Options granted under the 1991 Plan generally vest over five years at the rate of 20% each year and expire 10 years from the date of grant. Options granted under the Directors' Plan vest over three years at the rate of 33.3% each year and expire 10 years from the date of grant.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," defines a fair value-based method of accounting for stock options and other equity instruments. This method measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period. The Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, because options are granted at fair market value, no compensation cost has been recognized for options issued under the Company's stock option plans. Had compensation cost been recognized based on the fair value at the date of grant for options awarded under the Plan, pro forma amounts of the Company's net income and net income per share would have been as follows:



------------------------------------------------------------------------------------------------
                                                           Fiscal         Fiscal         Fiscal
in thousands, except per share data                          1997           1996           1995

Net income - as reported                               $   29,916     $   21,737     $   11,335
Net income - pro forma                                     28,761         21,008         11,015

Net income per share, basic - as reported              $     1.03     $     0.87     $     0.50
Net income per share, basic - pro forma                      0.99           0.84           0.49

Net income per share, diluted - as reported            $     0.98     $     0.84     $     0.50
Net income per share, diluted - pro forma                    0.95           0.82           0.48
------------------------------------------------------------------------------------------------


  The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 5.37% to 7.86%; expected option life of seven years for officers and directors and six years for all other employees; expected volatility of 53% for fiscal 1997 and 56% for fiscal years 1996 and 1995; and no expected dividends. The weighted average fair value of options granted during fiscal years 1997, 1996 and 1995 was $10.95, $10.87 and $4.49, respectively, including the fair value of 353,200 options repriced to $8.00 per share on January 30, 1995. Excluding the fair value of repriced options, the weighted average fair value of options granted during fiscal 1995 was $4.52. The effect of applying Statement No. 123 for providing pro forma disclosures for the fiscal years presented is not likely to be representative of the effects in future years because options vest over several years and additional awards generally are made each year.

Stock option transactions relating to the 1991 Plan and the Directors' Plan are summarized as follows:




----------------------------------------------------------------------------------------------------------
                                                                                                  Weighted
                                                                                                   Average
                                                                                                  Exercise
share data in thousands                Shares         Option          Price          Range         Price
FISCAL 1995
Balance, January 27, 1995               1,053     $     1.83            -       $    25.50     $     5.24
Granted                                   311     $     6.63            -       $     8.38     $     7.36
Exercised                                 (60)    $     1.83            -       $     8.00     $     5.79
Forfeited                                (113)    $     1.83            -       $     8.00     $     6.66
----------------------------------------------------------------------------------------------------------
Balance, January 26, 1996               1,191     $     1.83            -       $    16.50     $     5.63
----------------------------------------------------------------------------------------------------------
Options exercisable                       590     $     1.83            -       $    16.50     $     4.10

FISCAL 1996
Granted                                   399     $     8.88            -       $    29.25     $    17.47
Exercised                                (234)    $     1.83            -       $     8.00     $     4.60
Forfeited                                 (46)    $     1.83            -       $    14.63     $     6.61
----------------------------------------------------------------------------------------------------------
Balance, January 31, 1997               1,310     $     1.83            -       $    29.25     $     9.39
----------------------------------------------------------------------------------------------------------
Options exercisable                       561     $     1.83            -       $    16.50     $     4.75

FISCAL 1997
Granted                                   184     $    16.25            -       $    24.88     $    18.43
Exercised                                (181)    $     1.83            -       $    17.25     $     5.49
Forfeited                                 (20)    $     6.63            -       $    28.88     $    14.28
----------------------------------------------------------------------------------------------------------


Balance, January 30, 1998               1,293     $     1.83            -       $    29.25     $    11.14
----------------------------------------------------------------------------------------------------------
Options exercisable                       613     $     1.83            -       $    29.25     $     7.12
Shares available for future grant         124
----------------------------------------------------------------------------------------------------------


The following table summarizes information about fixed-price options outstanding at January 30, 1998:

------------------------------------------------------------------------------------------------------------------------------
 share data in thousands                                Outstanding                                      Exercisable
------------------------------------------------------------------------------------------------------------------------------
                                                       Wtd. Average            Weighted                              Weighted
                                                        Remaining              Average                                Average
                                                       Contractual             Exercise                              Exercise
Range of Exercise Prices              Options            Life                   Price             Options             Price
     $  1.83    -    $    6.99            316                 3.7         $      2.67                 304          $     2.51
     $  7.00    -    $    9.99            379                 7.0         $      7.74                 178          $     7.78
     $ 10.00    -    $   14.99             26                 8.3         $     11.85                   8          $    11.54
     $ 15.00    -    $   19.99            509                 8.6         $     17.34                 115          $    16.75
     $ 20.00    -    $   29.25             63                 9.0         $     23.78                   8          $    25.12
------------------------------------------------------------------------------------------------------------------------------
                                        1,293                 7.0         $     11.14                 613          $     7.12
------------------------------------------------------------------------------------------------------------------------------


                                         8.
                               EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the Company's 401(k) Plan after six months of employment, and in the Company's Employee Stock Ownership Plan (the "ESOP") after 24 months. Eligible employees may contribute between 2% and 15% of their compensation to the 401(k) Plan, subject to limitations imposed by federal income tax regulations. Each employee controls the investment of funds credited to his 401(k) account. Each year, the Company may, at its discretion, contribute an amount determined by the Board of Directors to the ESOP on the employees' behalf. The aggregate ESOP contribution may not exceed 15% of the Company's pretax earnings or the maximum amount allowed as a deduction under federal income tax regulations. Funds credited to individual ESOP accounts are invested primarily in the common stock of the Company as directed by the ESOP's administrative committee. During fiscal years 1997, 1996 and 1995, the Company's ESOP contributions totaled $4.4 million, $3.2 million and $1.9 million, respectively.



                                         9.
                                       LEASES

As of January 30, 1998, the Company leased 17 of its 31 operational retail stores, its warehouse/distribution center and its corporate office facility. Future minimum lease commitments for all noncancelable leases (including one for a future warehouse/distribution center) at that date are summarized as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal Year                                                   Amount
1998                                                          $21,252
1999                                                          $22,511
2000                                                          $21,739
2001                                                          $21,524
2002                                                          $20,931
Thereafter                                                   $298,460
--------------------------------------------------------------------------------

     The total rental payments for the future warehouse/distribution center are approximately $48 million over 20 years. Management intends to enter into an agreement at a future date to purchase this facility at an estimated price of $27 million.

     Total rent expense for fiscal years 1997, 1996 and 1995 was $22.1 million, $19.7 million and $18.8 million, respectively. The noncancelable operating leases for the Company's existing stores include provisions for contingent rents based upon sales performance. Contingent rental expense under these leases was approximately $2.1 million, $1.4 million and $1.1 million for fiscal years 1997, 1996 and 1995, respectively. Some leases provide for periodic rental increases based on the Consumer Price Index, and the leases generally include options for renewal periods of up to 10 years.

     The Company leases nine of its operational stores and its warehouse/distribution center from members of the Board of Directors (the "Board"). The lease agreements for these facilities were approved by disinterested members of the Board following receipt of independent fairness opinions. Rental expense incurred for these leases was $10.1 million, $9.5 million and $9.1 million for fiscal years 1997, 1996 and 1995, respectively. Minimum related-party lease commitments of $182.6 million over the remaining lease terms are included in the lease commitment schedule above.


                                        10.
                           COMMITMENTS AND CONTINGENCIES

As of January 30, 1998, the Company had signed agreements to purchase property for eight additional store sites at a cost of approximately $41.2 million. Subsequent to its fiscal year-end, the Company signed four additional agreements for future store sites at a cost of approximately $21.9 million. Purchase of these sites will be finalized upon successful resolution of various contingencies.

     As of January 30, 1998, the Company was liable for issued and outstanding letters of credit totaling $3.1 million, related to store construction and merchandise imports.

     The Company is party to routine litigation incident to its business. The Company's management believes the ultimate resolution of these matters will not have a material adverse impact on the Company's future financial position and results of operations.


                                        11.
                                 EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:



------------------------------------------------------------------------------------------------------
                                                              52 Weeks        53 Weeks      52 Weeks
                                                                Ended          Ended         Ended
                                                             January 30      January 31    January 26
                                                                1998           1997           1996
Net income as reported and used for basic computation          $29,916        $21,737        $11,335
Add (where dilutive):
     Tax effected interest and amortization of debt expense
       on convertible debt                                       3,675          3,686              0
------------------------------------------------------------------------------------------------------
Net income used for diluted computation                        $33,591        $25,423        $11,335
------------------------------------------------------------------------------------------------------
Weighted average number of common shares
     outstanding used for basic computation                     28,996         25,065         22,863
Add (where dilutive):
     Shares applicable to stock options                            396            441              0
     Assumed exercise of convertible debt                        4,785          4,790              0
------------------------------------------------------------------------------------------------------
Adjusted shares outstanding used for diluted computation        34,177         30,296         22,863
------------------------------------------------------------------------------------------------------

Net income per share, basic                                      $1.03          $0.87          $0.50
Net income per share, diluted                                    $0.98          $0.84          $0.50
------------------------------------------------------------------------------------------------------


     For additional disclosures regarding the convertible debentures and the employee stock options, see Notes 4 and 7, respectively.

     Options to purchase 140,800 shares of common stock at an average price of $21.02 per share were outstanding during fiscal 1997 but were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


                                        12.

                        QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the Company's unaudited quarterly results of operations for the past two fiscal years (in thousands, except per share data):



--------------------------------------------------------------------------------------------------------------------------------
                                                                                       Weighted
                                                                                        Average             Net            Net
                                                                                         Common          Income         Income
                                               Net          Gross            Net         Shares       Per Share,     Per Share,
                                             Sales         Margin         Income    Outstanding        Basic(1)      Diluted(1)
FISCAL 1997
Fourth quarter                            $222,453        $61,870       $  3,489         29,057          $0.12          $0.12
Third quarter(2)                          $249,690        $70,640       $  8,856         29,045          $0.30          $0.29
Second quarter(2)                         $278,238        $78,272       $ 12,983         28,987          $0.45          $0.41
First quarter(2)                          $221,107        $62,570       $  4,588         28,896          $0.16          $0.16

FISCAL 1996(2)
Fourth quarter(3)                         $192,048        $53,325       $  3,117         28,877          $0.11          $0.11
Third quarter(4)                          $198,731        $54,660       $  7,591         25,538          $0.30          $0.28
Second quarter                            $209,078        $58,339       $  8,065         22,942          $0.35          $0.32
First quarter                             $161,106        $45,256       $  2,964         22,903          $0.13          $0.13
--------------------------------------------------------------------------------------------------------------------------------


1)  Interim per share amounts may not accumulate to annual per share amounts due
to rounding.    2)  The fiscal 1996 and first three quarters of fiscal 1997 earnings per share amounts have been restated to comply with Statement of
Accounting Standards No. 128, "Earnings Per Share."    3)  The fourth quarter of
fiscal 1996 was a 14-week quarter.  All other quarters presented were 13-week
quarters.    4)  Includes $2.1 million capital gain from sale of surplus property.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Shareholders and Board of Directors
Eagle Hardware & Garden, Inc.

We have audited the accompanying consolidated balance sheets of Eagle Hardware & Garden, Inc. as of January 30, 1998 and January 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Hardware & Garden, Inc. at January 30, 1998 and January 31, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 30, 1998, in conformity with generally accepted accounting principles.




Seattle, Washington
February 27, 1998




                                     CORPORATE

                                    INFORMATION


DIRECTORS

David J. Heerensperger
Chairman
Eagle Hardware & Garden, Inc.

Richard T. Takata
President and
Chief Executive Officer,
Eagle Hardware & Garden, Inc.

Ronald D. Crockett
President,
Emerald Downs

Harlan D. Douglass
Real Estate Developer

Herman Sarkowsky
President,
Sarkowsky Investment Corp.

Theodore M. Wight
General Partner of the
General Partner, Pacific
Northwest Partners, SBIC, L.P.

EXECUTIVE
OFFICERS

David J. Heerensperger
Chairman

Richard T. Takata
President and
Chief Executive Officer

Ronald P. Maccarone
Executive Vice President
and Chief Financial Officer

John P. Foucrier
Executive Vice President -
Administration

Dale W. Craker
Executive Vice President -
Stores

Larry E. Elliott
Executive Vice President -
Merchandising

Robert M. Cleveland
Vice President -

Marketing

Calvin E. Karbowski
Vice President -
Distribution

George E. Smith
Vice President -
Training


CORPORATE
INFORMATION

Stock Transfer Agent
and Registrar

ChaseMellon
Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Legal Counsel

Summit Law Group
1505 Westlake Avenue
Suite 300
Seattle, WA 98109

Bond Trustee
and Registrar

First Trust National Association
Two Union Square
601 Union Street
Suite 2120
Seattle, WA 98101

Independent Auditors

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104

Corporate Headquarters

Eagle Hardware & Garden, Inc.
981 Powell Avenue SW
Renton, WA 98055
(425) 227-5740

Web Site
www.eaglehardware.com


SHAREHOLDER
INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be Thursday, May 28, 1998, at 9:00 AM at the Sea-Tac Airport Marriott Hotel
3201 South 176th Street
SeaTac, WA 98188

FORM 10-K

The Company files an Annual Report with the Securities and Exchange Commission on Form 10-K. Copies are available from the Company without charge upon written request. Requests should be sent to the attention of the Investor Relations department at the corporate headquarters.

24-HOUR INVESTOR RELATIONS MESSAGE SYSTEM

The Company's 24-hour direct line investor relations message system may be accessed by dialing (425) 204-5150. Available information includes: current stock activity, date of next earnings release, text of most recent earnings release, text of other recent news releases, list of analysts who follow the Company's performance and list of available Company reports. You may also leave messages and requests.


                                     QUARTERLY
                                     STOCK DATA

The Company's common stock is traded on The Nasdaq Stock Market under the symbol "EAGL." The following table sets forth the high and low closing sale prices of the Company's common stock for the fiscal quarters indicated.

--------------------------------------------------------------------------------
QUARTER                                     HIGH                 LOW
FISCAL 1997
First quarter                           $23                 $16 1/8
Second quarter                          $25 3/8             $18 3/4
Third quarter                           $22 1/2             $17
Fourth quarter                          $19 15/16           $16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUARTER                                     HIGH                 LOW
FISCAL 1996
First quarter                           $11 5/8             $ 8 3/8
Second quarter                          $18 1/2             $ 9 3/8
Third quarter                           $29 1/2             $17
Fourth quarter                          $29 1/2             $17 1/2
--------------------------------------------------------------------------------

As of February 27, 1998 there were 1,052 holders of record of the Company's common stock. The Company has not paid cash dividends since its inception. The Company currently intends to retain all earnings, if any, for use in the expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Company's bank line of credit prohibits the payment of cash dividends to holders of common stock without the lender's consent.